QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1

Fourth Quarter 2013 report to shareholders for the period ended December 31, 2013

FOURTH QUARTER 2013
 Report to shareholders for the period ended December 31, 2013

Suncor Energy reports fourth quarter results

All financial figures are unaudited and presented in Canadian dollars (Cdn$) unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section in this Report to Shareholders (this document). See also the Advisories section of this document. References to Oil Sands operations production and cash operating costs exclude Suncor's interest in Syncrude's operations.

"In 2013, we made significant progress on our strategy to focus on long-term profitable growth, increase operational flexibility and deliver on our market access strategy, which has further differentiated us from others in the industry," said Steve Williams, president and chief executive officer. "We achieved this by divesting non-core assets, sanctioning the Fort Hills project, completing the ramp up of Firebag, commissioning hot bitumen assets at Oil Sands and completing rail facilities at our Montreal refinery."

•
Operating earnings (1) of $973 million ($0.66 per common share), net earnings of $443 million ($0.30 per common share) and cash flow from operations (1) of $2.350 billion ($1.58 per common share).

•
Record quarterly production of 409,600 barrels per day (bbls/d) at Oil Sands operations, including more than 300,000 bbls/d of synthetic crude oil (SCO).

•
Suncor announced a $7.8 billion capital and exploration budget for 2014, of which $4.2 billion is targeted towards growth projects.

•
Suncor's Board of Directors approved a 15% increase to the company's quarterly dividend to $0.23 per common share, some nine months after it increased the dividend by 54% in 2013.

•
Suncor's Board of Directors also approved additional share repurchases of up to $1 billion, subject to regulatory approval, which increases the total amount available for repurchase to $1.7 billion.

(1)
Non-GAAP financial measures. See page 12 for a reconciliation of net earnings to operating earnings. ROCE excludes capitalized costs related to major projects in progress. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
Figures include production related to the sale of the company's conventional natural gas business completed in September 2013 (41,000 barrels of oil equivalent per day (boe/d) for the third quarter of 2013, 43,000 boe/d for the second quarter of 2013 and 45,200 boe/d for the first quarter of 2013).

Financial Results

Suncor Energy Inc. recorded fourth quarter 2013 operating earnings of $973 million ($0.66 per common share), compared to $988 million ($0.65 per common share) for the fourth quarter of 2012. The company continued to set quarterly production records in the Oil Sands segment due to strong project execution and reliability improvements which helped to offset price pressure on western Canadian crudes and an increase in operating costs. The value of the company's integrated model was reinforced in the quarter as margins in the Refining and Marketing segment rose in response to the decline in inland crude prices, offsetting a decrease in benchmark crack spreads. Operating earnings were positively impacted by the weaker Canadian dollar in the quarter.

Cash flow from operations was $2.350 billion ($1.58 per common share) for the fourth quarter of 2013, compared to $2.228 billion ($1.46 per common share) for the fourth quarter of 2012, and increased due to settled gains on the company's trading strategies and was largely impacted by the same factors that impacted operating earnings.

Net earnings were $443 million ($0.30 per common share) for the fourth quarter of 2013, compared with a net loss of $574 million ($0.38 per common share) for the fourth quarter of 2012. Net earnings were impacted by the same factors that affected operating earnings in addition to after-tax impairment charges, net of related provisions of $340 million against assets in Syria, Libya and North America Onshore, a favourable after-tax adjustment of $69 million to reduce the previously estimated costs related to the decision to not proceed with the Voyageur upgrader project and an after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $259 million, compared to $80 million in the prior year quarter. Net earnings for the prior year quarter were impacted by after-tax impairments, net of reversals, of approximately $1.482 billion.

"For the tenth consecutive quarter we generated over $2.2 billion in cash flow from operations, despite a challenging western Canadian crude price environment," said Williams. "However, our overall price realizations reflect wider differentials to key benchmarks, as bitumen production outpaced our integrated model's ability to capture global pricing. Looking ahead to 2014, we have already increased the flow of inland crude barrels to our Montreal refinery and begun shipping bitumen to the Gulf Coast to capture global pricing on nearly all of our production."

ROCE (excluding major projects in progress) for the twelve months ended December 31, 2013 was 11.5%, compared to 7.2% for the twelve months ended December 31, 2012. ROCE for the twelve months ended December 31, 2013 increased over the same period of 2012, primarily due to an after-tax impairment charge of $1.487 billion relating to the Voyageur upgrader project recorded in the fourth quarter of 2012 that reduced ROCE for the twelve months ended December 31, 2012 by approximately 4%.

Operating Results

Suncor's total upstream production rose to an average of 558,100 boe/d in the fourth quarter of 2013 from 556,500 boe/d in the fourth quarter of 2012, reflecting an 18% increase in production for the Oil Sands segment, more than offsetting the reduced production from the sale of the company's conventional natural gas business.

Oil Sands operations continued to set quarterly records in the fourth quarter of 2013, with average production volumes of 409,600 bbls/d, compared to 342,800 bbls/d in the prior year quarter. The increase is primarily due to the ramp up of production at Firebag and the hot bitumen infrastructure commissioned in the third quarter of 2013; that increased the takeaway capacity of bitumen and unlocked additional mining production. Production at the Firebag complex had fully ramped up with daily production rates reaching approximately 95% of capacity in the fourth quarter of 2013; however, production was reduced throughout the quarter due to a third-party natural gas outage and subsequent curtailments that impacted the Fort McMurray region. Suncor's steam generation at Firebag and upgrading capabilities were impacted by the original outage while steam generation continues to be impacted throughout the curtailment period. These events resulted in approximately 15,000 bbls/d of lost production in the fourth quarter of 2013. Ongoing curtailments of natural

             Suncor Energy Inc.
 002    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com gas supply are expected to continue until the end of the first quarter of 2014 while the third-party operator completes its investigation and restoration activities.

Cash operating costs per barrel for Oil Sands operations in the fourth quarter of 2013 decreased to an average of $36.85 compared to $38.00 in the fourth quarter of 2012, reflecting higher production volumes, partially offset by higher cash operating costs. Total cash operating costs relative to the prior year quarter also increased due to incremental costs associated with larger operations, including Firebag Stage 4, incremental costs associated with increased production in mining, higher natural gas prices and consumption, and a decrease in the net benefit of power sales due to lower power prices. Total cash operating costs were higher than originally planned, partially due to the acceleration of maintenance programs designed to facilitate, and ensure, reliable and efficient mining operations as activity continues to ramp up.

"While our cash operating costs per barrel were higher than originally planned this quarter due to accelerated maintenance and third-party outages, we remain committed to our focus on cost discipline and meeting our targeted 2014 guidance," said Williams.

Suncor's share of Syncrude production averaged 36,900 bbls/d in the fourth quarter of 2013, consistent with production of 35,900 bbls/d in the fourth quarter of 2012.

The Exploration and Production segment contributed an average of 111,600 boe/d of production in the fourth quarter of 2013, compared to 177,800 boe/d in the same period of 2012. The decrease was primarily due to the sale of the company's conventional natural gas business and the shut in of production in Libya. Export terminal operations at eastern Libyan seaports remain closed as political unrest that began earlier in 2013 continued throughout the quarter. Suncor has not lifted production in Libya since May 2013, although field activities have continued throughout the quarter.

A ten-week off-station maintenance event at Terra Nova was completed in the fourth quarter of 2013 to repair a mooring chain, perform preventive maintenance on the remaining eight chains and complete routine planned maintenance. Production was restored to normal rates by mid-December.

Refinery utilization in the Refining and Marketing segment was 91% in the fourth quarter of 2013, reflecting total refinery crude throughput of 419,000 bbls/d, compared to 437,000 bbls/d in the fourth quarter of 2012. Refinery throughput decreased in the quarter due to planned maintenance at both the Sarnia and Montreal refineries and unplanned maintenance at the Edmonton refinery. Despite unplanned maintenance, overall demonstrated reliability improvements resulted in an increase to the nameplate capacity of the Edmonton refinery to 142,000 bbls/d from 140,000 bbls/d effective January 1, 2014.

Strategy Update

Consistent with its commitment to deliver strong returns to shareholders, Suncor's Board of Directors approved a 15% increase to the company's quarterly dividend to $0.23 per common share beginning in the first quarter of 2014. This increase comes some nine months after the company increased the dividend by 54% in 2013. Suncor also received Board of Director approval to allow for up to an additional $1 billion worth of common shares to be purchased for cancellation, subject to regulatory approval. This increases the total amount available, as at January 27, 2014, to $1.7 billion, including amounts remaining under the company's previously authorized $1.8 billion program.

In the fourth quarter of 2013, Suncor paid $297 million in dividends ($0.20 per common share) and repurchased and cancelled $550 million worth of Suncor shares.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    003

Investing in Integration and Market Access

As North American commodity prices remain volatile and Suncor's Oil Sands production continues to rise, enhancing access to global pricing is essential to maximizing profitability and operational flexibility.

Suncor continues activities to secure market access into Canadian and U.S. coastal markets, positioning the company to capture global prices on both its current production and future growth. Following the completion of a rail offloading facility in Montreal, Suncor commenced rail shipments to its Montreal refinery in the fourth quarter of 2013, enabling Suncor to take advantage of the price differentials between inland and Brent crudes. Shipments are expected to exceed 30,000 bbls/d by the end of the first quarter of 2014. Subsequent to the quarter, Suncor commenced shipments of heavy crude on the Keystone South pipeline, providing the company with more than 50,000 bbls/d of heavy crude shipping capacity to the U.S. Gulf Coast, a profitable outlet for the growing bitumen production at Firebag.

The 2014 capital budget includes growth capital for the Refining and Marketing segment, largely focused on projects at the Montreal refinery, including preparing the refinery for processing of heavier Oil Sands crudes to further integrate the company's operations.

Oil Sands Operations

The 2014 capital budget in Oil Sands Operations continues to focus on investing in reliable and sustainable operations. Priorities include improving reliability across the operations, maintaining current production capacities through planned maintenance and well pad development, and ensuring the efficiency of existing operations. Growth projects are focused on low-cost investments to optimize existing assets and include both debottlenecking and expansion projects.

In the fourth quarter of 2013, Suncor completed planned maintenance at its Upgrader 2 vacuum tower and related units. The company continued to progress a debottleneck of the MacKay River facility, which is intended to increase production capacity by approximately 20% for a total capacity of 38,000 bbls/d by 2015. Suncor also continues to work towards a 2014 sanction decision of the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d and achieve first oil in 2017. In an effort to optimize Oil Sands Operations and steadily improve returns, Suncor continues to advance further debottlenecking initiatives, which are expected to grow production in Oil Sands to approximately 500,000 bbls/d by the end of 2018.

             Suncor Energy Inc.
 004    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Oil Sands Ventures

Following project sanction on October 30, 2013, Suncor has allocated approximately 15% of its 2014 capital budget to the Fort Hills mining project. Project activities in 2014 are expected to focus on the completion of detailed engineering, procurement across all areas of the project and construction of mine and extraction infrastructure, including pilings and foundations. The project is expected to produce first oil in the fourth quarter of 2017 and achieve 90% of its planned production capacity of 180,000 bbls/d (73,000 bbls/d net to Suncor) within twelve months of first oil.

Suncor and the co-owners of the Joslyn mining project continue to focus on design engineering and regulatory work, and plan to provide an update on the targeted timing for a project sanction decision when available.

Exploration and Production

Suncor has allocated nearly half of its 2014 growth capital budget towards advancing projects within the Exploration and Production segment. Growth capital is targeted towards completing the Golden Eagle Area Development (Golden Eagle) project in the North Sea, advancing the Hebron project, developing extensions at the Hibernia and White Rose fields in East Coast Canada and supporting exploration projects in the U.K., Norway, East Coast Canada and Libya.

The Golden Eagle project continued to progress in the fourth quarter of 2013 in preparation for drilling, which is expected to begin in early 2014. The project remains on track to achieve first oil in late 2014 or early 2015. Detailed engineering and construction of the gravity-based structure and topsides continued for the Hebron project in the fourth quarter of 2013; the project is expected to achieve first oil in 2017. Subsea installation for the Hibernia Southern Extension Unit (HSEU) was completed in the fourth quarter of 2013 and subsea drilling activities commenced in early 2014. HSEU is expected to increase overall production from the Hibernia field starting in 2015. Detailed engineering and procurement activities continued for the remainder of the South White Rose Extension project. The installation of subsea equipment for this project is expected to be complete in 2014. First oil is expected in the fourth quarter of 2014. A sanction decision for further expansion into the western portion of the White Rose field is targeted for the second half of 2014.

Renewable Energy

Growth capital in 2014 is also focused on progressing wind projects within the company's renewable business. The Adelaide project received regulatory approval in the fourth quarter of 2013 and has an expected completion date of late 2014. The Cedar Point project will continue to progress through the regulatory process in 2014. The two projects, based in Ontario, are expected to add 140 MW of gross installed capacity, increasing the gross installed capacity of Suncor's wind projects by 55%.

Corporate Guidance

Suncor has revised its 2014 corporate guidance that it issued on November 20, 2013. The key changes to the company's corporate guidance include:

•
The production outlook for Exploration and Production – International has been changed to 40,000 boe/d–46,000 boe/d from 80,000 boe/d–86,000 boe/d. The company has temporarily suspended its guidance on production from Libya due to continued political unrest in the country. The range for the effective International Tax Rate has been adjusted to 60%–65% from 67%–75%, accordingly.

•
Total production guidance has been reduced to 525,000 boe/d– 570,000 boe/d from 565,000 boe/d– 610,000 boe/d as a result of the changes in outlook for Exploration and Production.

For further details regarding Suncor's 2014 revised corporate guidance see, www.suncor.com/guidance.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    005

Advisories to Corporate Guidance

Suncor's corporate guidance is based on the following commodity price assumptions: West Texas Intermediate crude oil at Cushing of US$93.00/bbl; Brent, Sullom Voe of US$100.00/bbl; and Western Canadian Select at Hardisty of US$70.00/bbl. In addition, the guidance is based on the assumption of a natural gas price (AECO – C Spot) of Cdn$3.86/gigajoule and an exchange rate (US$/Cdn$) of $0.92. The assumption for the US$/Cdn$ exchange rate has decreased from $0.97, the exchange rate included in the guidance previously issued on November 20, 2013. Assumptions for the Oil Sands and Syncrude 2014 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2014. Assumptions for the Exploration and Production – Canada and Exploration and Production – International 2014 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2014 corporate guidance include, but are not limited to:

•
Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•
Third-party infrastructure. Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company's ability to produce or market its crude oil.

•
Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.

•
Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•
Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•
Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•
Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Certain crude oil and natural gas liquids volumes in this report to shareholders have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. See the Measurement Conversions section of this document.

             Suncor Energy Inc.
 006    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

FOURTH QUARTER DISCUSSION
February 3, 2014

Table of Contents

1.	Advisories	7
2.	Fourth Quarter Highlights	9
3.	Consolidated Financial Information	11
4.	Segment Results and Analysis	16
5.	Capital Investment Update	31
6.	Financial Condition and Liquidity	33
7.	Quarterly Financial Data	35
8.	Other Items	37
9.	Non-GAAP Financial Measures Advisory	38
10.	Forward-Looking Information	42

1. ADVISORIES

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and joint arrangements, unless the context otherwise requires.

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within the framework of International Financial Reporting Standards (IFRS).

Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the Other Items section of this document. Comparative figures presented in this document pertaining to Suncor's 2012 results have been in accordance with the respective transitional provisions of the new and amended standards.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating earnings, cash flow from operations, return on capital employed (ROCE) and Oil Sands cash operating costs – are not prescribed by GAAP. Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of this document and reconciled to GAAP measures in the Segment Results and Analysis section of this document. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this document.

These non-GAAP financial measures are included because management uses this information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    007

Common Abbreviations

The following is a list of abbreviations that may be used in this document:

Measurement
bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres
m3/d	cubic metres per day
MW	megawatts
Places and Currencies
U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment
Q4	Three months ended December 31
YTD	Twelve months ended December 31
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
NYMEX	New York Mercantile Exchange

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to: the volatility of commodity prices and exchange rate fluctuations; government regulation, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; risks associated with operating in foreign countries, including geopolitical and other political risks; operating hazards and other uncertainties, including extreme weather conditions, fires, explosions, oil spills and third-party outages; risks associated with the execution of major projects; reputational risk; permit approval; labour and materials supply; and other factors described within the Forward-Looking Information section of this document. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of the 2012 annual Management's Discussion and Analysis (MD&A).

This document contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this document and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this document for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

             Suncor Energy Inc.
 008    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

2. FOURTH QUARTER HIGHLIGHTS

•
Fourth quarter financial results.

•
Consolidated net earnings for the fourth quarter of 2013 were $443 million, compared to net loss of $574 million for the fourth quarter of 2012. Net earnings for the quarter were impacted by the same factors that affected operating earnings in addition to after-tax impairment charges, net of related provisions of $340 million against assets in Syria, Libya and North America Onshore, a favourable after-tax adjustment of $69 million to reduce the previously estimated costs related to the decision to not proceed with the Voyageur upgrader project and an after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $259 million. Net earnings for the prior year quarter were impacted by after-tax impairments, net of reversals, of approximately $1.482 billion and an after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $80 million.

•
Operating earnings (1) for the fourth quarter of 2013 were $973 million, compared to $988 million for the fourth quarter of 2012. Operating earnings reflected record production in Oil Sands and higher refining margins that were more than offset by higher overall expenses as well as lower production in Exploration and Production.

•
Cash flow from operations (1) was $2.350 billion for the fourth quarter of 2013, compared to $2.228 billion for the fourth quarter of 2012. The increase was due to settled gains on the company's trading strategies and was largely impacted by the same factors that impacted operating earnings.

•
ROCE (1) (excluding major projects in progress) for the twelve months ended December 31, 2013 was 11.5%, compared to 7.2% for the twelve months ended December 31, 2012. ROCE for the twelve months ended December 31, 2013 increased over the same period in 2012 primarily due to an after-tax impairment charge of $1.487 billion relating to the Voyageur upgrader project recorded in the fourth quarter of 2012 that reduced ROCE for the twelve months ended December 31, 2012 by approximately 4%.

•
Oil Sands operations continued to set records in the fourth quarter of 2013 despite third-party outages. Overall output from Oil Sands operations has increased due to the successful ramp up of Firebag, the benefits of added infrastructure and logistics capability, and improved reliability. Production at the Firebag complex had fully ramped up in the fourth quarter of 2013, with daily production rates reaching approximately 95% of capacity; however, production was reduced throughout the quarter due to a third-party natural gas outage and subsequent curtailments that impacted the Fort McMurray region. These events resulted in approximately 15,000 bbls/d of lost production in the fourth quarter of 2013, the majority of which impacted production at Firebag. Despite the natural gas constraints, improved reliability in the company's upgrading operations resulted in strong SCO production in the quarter, contributing to a record year for SCO production in 2013.

•
The integrated model provides shelter to widening inland crude differentials. The company continued to generate consistent cash flows in the quarter, largely due to the company's integrated model and logistics network, which helped to mitigate the impact of inland crude differentials that had spread to their widest levels compared to recent years. Refining and Marketing profits rose with the decline in inland crude prices.

•
Suncor expanded its logistics network, increasing market access and takeaway capacity. Following the completion of a rail offloading facility in Montreal in the quarter, Suncor commenced rail shipments to its Montreal refinery, enabling Suncor to take advantage of the price differentials between inland and Brent crudes. Shipments of greater than 30,000 bbls/d are expected by the end of the first quarter of 2014. Subsequent to the quarter, Suncor started shipping heavy crude on the Keystone South pipeline, providing the company with more than 50,000 bbls/d of heavy crude shipping capacity to the U.S. Gulf Coast, a profitable outlet for the growing bitumen production at Firebag.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    009

•
Capital discipline continues to be a priority. Suncor's disciplined approach to spending, project prioritization and scope optimization enabled the company to exit the year under its revised guidance for capital expenditures and resulted in cash flow from operations exceeding capital expenditures by more than $2.6 billion in 2013. In the fourth quarter of 2013, Suncor announced its 2014 capital budget of $7.8 billion, approximately $4.2 billion of which is targeted for growth projects and $3.6 billion towards sustaining capital. Growth capital is focused on advancing projects within Suncor's portfolio, which is expected to contribute to long-term profitable growth for the company. Sustaining capital is focused on building on the reliability improvements we achieved in 2013 and maintaining current production capacities.

•
Suncor impaired assets in the Exploration and Production segment. Suncor impaired the remaining carrying value of its Syrian assets, resulting in an after-tax impairment charge of $422 million in the fourth quarter of 2013, as there has been no resolution of the political situation which has resulted in rising uncertainty with respect to the company's return to operations. Concurrently, the company recognized risk mitigation proceeds of $300 million ($223 million after tax) in net earnings that were previously recorded as a long-term provision. The company recorded an after-tax impairment charge of $101 million against its assets in Libya due to an extended loss of production arising from continued political unrest. The company also recorded an after-tax impairment charge of $40 million related to its assets in North America Onshore.

•
Successful completion of off-station maintenance at Terra Nova. Suncor completed a ten-week maintenance event to repair a mooring chain and perform preventive maintenance on the remaining eight chains. Production was restored to normal rates by mid-December.

•
Suncor's Board of Directors approved a 15% increase to the company's quarterly dividend and a repurchase of up to an additional $1 billion of common shares, subject to regulatory approval. During the quarter, Suncor also returned $297 million to shareholders through dividends and $550 million through share repurchases.

             Suncor Energy Inc.
 010    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

Net earnings (loss)
Oil Sands	469	(1 037)	2 040	468
Exploration and Production	(101)	148	1 000	138
Refining and Marketing	458	450	2 022	2 137
Corporate, Energy Trading and Eliminations	(383)	(135)	(1 151)	(3)

Total	443	(574)	3 911	2 740

Operating earnings (loss) (1)
Oil Sands	400	450	2 098	2 025
Exploration and Production	239	143	1 210	850
Refining and Marketing	458	450	2 022	2 152
Corporate, Energy Trading and Eliminations	(124)	(55)	(630)	(180)

Total	973	988	4 700	4 847

Cash flow from (used in) operations (1)
Oil Sands	1 110	1 090	4 556	4 407
Exploration and Production	552	529	2 316	2 227
Refining and Marketing	534	634	2 618	3 138
Corporate, Energy Trading and Eliminations	154	(25)	(78)	(39)

Total	2 350	2 228	9 412	9 733

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this document.

Operating Highlights

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012

Production volumes by segment
Oil Sands (mbbls/d)	446.5	378.7	392.5	359.2
Exploration and Production (mboe/d)	111.6	177.8	169.9	189.9

Total	558.1	556.5	562.4	549.1

Production mix
Crude oil and liquids / natural gas (%)	99/1	92/8	94/6	91/9

Refinery utilization (%)
Eastern North America	82	91	91	89
Western North America	99	101	96	100

Total	91	96	94	95

Average price realizations by segment
Oil Sands ($/bbl)	73.34	77.37	84.22	82.75
Exploration and Production ($/mboe)	111.99	83.87	91.44	84.05

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    011

Net Earnings

Suncor's consolidated net earnings for the fourth quarter of 2013 were $443 million, compared to a $574 million loss for the fourth quarter of 2012. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of the document. Other items affecting net earnings over these periods include:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $259 million for the fourth quarter of 2013, compared to $80 million in the fourth quarter of 2012.

•
In the fourth quarter of 2013, the company recorded after-tax impairment charges of $563 million in the Exploration and Production segment against its assets in Syria, Libya and North America Onshore. Concurrent with the impairment of its Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

•
In the fourth quarter of 2013, the company recorded a favourable after-tax adjustment of $69 million to reduce the previously estimated costs of not proceeding with the Voyageur upgrader project due to an acceleration of project closure activities and a redeployment of resources.

•
In the fourth quarter of 2012, the company recorded an after-tax impairment charge of $1.487 billion against the Voyageur upgrader project, based on the company's view that the economic outlook for the construction of the Voyageur upgrader was challenged.

•
In the fourth quarter of 2012, the company recorded a net after-tax recovery of $177 million related to an impairment reversal for assets in Syria, which was effectively offset by after-tax charges of $172 million, including impairments against assets in North America Onshore and East Coast Canada, and a provision in North America Onshore for estimated future commitments relating to unutilized pipeline capacity.

Operating Earnings

Operating Earnings Reconciliation (1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

Net earnings (loss) as reported	443	(574)	3 911	2 740
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	259	80	521	(157)
Impairments (net of reversals) write-offs and provisions	563	1 482	563	2 176
Recognition of risk mitigation proceeds	(223)	—	(223)	—
Net impact of not proceeding with the Voyageur upgrader project	(69)	—	58	—
Gain on significant disposals	—	—	(130)	—
Impact of income tax rate adjustments on deferred income taxes	—	—	—	88

Operating earnings	973	988	4 700	4 847

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this document.

             Suncor Energy Inc.
 012    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Calculated based on production volumes.

(3)
Includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(4)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volumes variance factor based on production volumes, rather than based on sales volumes.

(5)
The Operating Expense factor includes transportation expense, project start-up costs and operating, selling and general expense (adjusted for impacts of changes in inventory).

(6)
This factor also includes operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Suncor's consolidated operating earnings for the fourth quarter of 2013 were $973 million, compared to $988 million in the fourth quarter of 2012. Positive factors impacting operating earnings in the fourth quarter of 2013, compared to the fourth quarter of 2012, included:

•
Record average quarterly production for the Oil Sands segment of 446,500 bbls/d in the fourth quarter of 2013, compared to 378,700 bbls/d in the prior year quarter, primarily due to the ongoing ramp up of production at Firebag and commissioning of the hot bitumen infrastructure in the third quarter of 2013.

•
Refining margins were higher in the fourth quarter of 2013 due to wider light/heavy differentials and large sweet SCO discounts relative to WTI, which more than offset the impact of weaker benchmark crack spreads, lower throughput volumes and a larger negative impact on after-tax earnings as a result of a decreasing crude price environment (approximately $142 million in the fourth quarter of 2013, compared to approximately $104 million in the fourth quarter of 2012).

•
Overall average price realizations for crude oil increased for the company's upstream operations, including higher price realizations in Exploration and Production following the sale of the conventional natural gas business and the positive impact of the weaker Canadian dollar. These factors were partially offset by a marginal decrease in the overall price realizations for Oil Sands crude baskets.

•
Royalties were lower in the fourth quarter of 2013, due mainly to lower production in Exploration and Production, partially offset by higher royalties in Oil Sands as a result of higher production volumes in addition to a higher bitumen valuation for royalty purposes in comparison to the prior year quarter.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    013

•
Inventory had a positive impact on earnings in the fourth quarter of 2013 due to inventory drawdowns in both Exploration and Production and Oil Sands, compared to inventory builds in the fourth quarter of 2012.

The positive factors noted above were offset by the following:

•
Production volumes for the Exploration and Production segment decreased to 111,600 boe/d from 177,800 boe/d, primarily due to the sale of the conventional natural gas business in North America Onshore and the shut in of production in Libya.

•
Operating expenses were higher in the fourth quarter of 2013, primarily due to increased operating and transportation costs in Oil Sands, largely associated with increased production and an increase in share-based compensation expense.

•
DD&A and exploration expenses were higher in the fourth quarter of 2013, due mainly to a larger asset base, partially offset by lower production in Exploration and Production.

After-Tax Share-Based Compensation Expense by Segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

Oil Sands	14	16	37	107
Exploration and Production	6	2	31	16
Refining and Marketing	8	8	35	54
Corporate, Energy Trading and Eliminations	39	7	201	106

Total share-based compensation expense	67	33	304	283

Cash Flow from Operations

Consolidated cash flow from operations was $2.350 billion for the fourth quarter of 2013, compared to $2.228 billion for the fourth quarter of 2012. Cash flow from operations increased due to settled gains on the company's trading strategies and was largely impacted by the same factors that impacted operating earnings.

             Suncor Energy Inc.
 014    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

		Average for three months ended December 31		Average for twelve months ended December 31
		2013	2012	2013	2012

WTI crude oil at Cushing	US$/bbl	97.45	88.20	97.95	94.20
Dated Brent crude oil at Sullom Voe	US$/bbl	109.35	110.10	108.75	111.70
Dated Brent/Maya crude oil FOB price differential	US$/bbl	20.05	17.30	11.65	12.15
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	89.05	84.35	93.90	86.60
WCS at Hardisty	US$/bbl	65.25	70.05	72.75	73.15
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	32.20	18.15	25.20	21.05
Condensate at Edmonton	US$/bbl	94.20	98.10	101.70	100.75
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.15	3.05	3.15	2.40
New York Harbor 3-2-1 crack (1)	US$/bbl	19.60	35.95	23.90	32.90
Chicago 3-2-1 crack (1)	US$/bbl	12.00	27.85	21.40	27.40
Portland 3-2-1 crack (1)	US$/bbl	15.35	29.85	24.00	33.40
Gulf Coast 3-2-1 crack (1)	US$/bbl	13.45	27.35	20.55	29.00
Exchange rate	US$/Cdn$	0.95	1.00	0.97	1.00
Exchange rate (end of period)	US$/Cdn$	0.94	1.01	0.94	1.01

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

The benchmark price for WTI increased in the fourth quarter of 2013 while the benchmark price for Brent held relatively constant from the prior year quarter. The narrowing of the WTI to Brent differential contributed to significantly lower refining crack spreads in the quarter. However overall refining margins rose as light/heavy differentials widened significantly for western Canadian crudes.

Strong industry supply of SCO and bitumen, takeaway capacity constraints and lower refinery demand in the fourth quarter of 2013 resulted in large discounts for SCO relative to WTI and a light/heavy differential which increased to its highest levels in recent years, contributing to downward pressure on Oil Sands price realizations compared to the prior year quarter.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. Brent crude pricing declined slightly and averaged US$109.35/bbl compared to US$110.10/bbl in the fourth quarter of 2012.

In the fourth quarter of 2013, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to 0.95 from 1.00, which had a positive impact on price realizations for the company in the quarter.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    015

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

Gross revenues	3 437	2 725	13 089	11 502
Less: Royalties	(201)	(65)	(859)	(684)

Operating revenues, net of royalties	3 236	2 660	12 230	10 818

Net earnings (loss)	469	(1 037)	2 040	468

Operating earnings (1)
Oil Sands operations	351	386	1 870	1 807
Oil Sands Ventures	49	64	228	218

	400	450	2 098	2 025

Cash flow from operations (1)	1 110	1 090	4 556	4 407

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this document.

For the fourth quarter of 2013, Oil Sands segment net earnings were $469 million, compared with a net loss of $1.037 billion for the fourth quarter of 2012. Net earnings in the quarter included a favourable after-tax adjustment of $69 million relating to not proceeding with the Voyageur upgrader project to reduce the previous cost estimate recorded in the first quarter of 2013. Due to acceleration of project closure activities and a redeployment of resources, the company has reduced the costs associated with not proceeding with the project. The net loss in the fourth quarter of 2012 included an after-tax impairment charge of $1.487 billion against the Voyageur upgrader project.

Oil Sands operations contributed $351 million of operating earnings, while Oil Sands Ventures contributed $49 million. Despite record production volumes, operating earnings for Oil Sands operations decreased due to higher operating, royalty and DD&A expenses, and lower average price realizations. Operating earnings for Oil Sands Ventures decreased for the fourth quarter of 2013, primarily due to higher royalty and operating expenses.

Cash flow from operations for the Oil Sands segment in the fourth quarter of 2013 was $1.110 billion, compared to $1.090 billion in the fourth quarter of 2012, and increased due to higher production volumes, which was partially offset by higher operating and royalty expenses.

             Suncor Energy Inc.
 016    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Operating Earnings

Operating Earnings Reconciliation

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

Net earnings (loss) as reported	469	(1 037)	2 040	468
Net impact of not proceeding with the Voyageur upgrader project	(69)	—	58	—
Impairment of the Voyageur upgrader project	—	1 487	—	1 487
Impact of income tax rate adjustments on deferred income taxes	—	—	—	70

Operating earnings (1)	400	450	2 098	2 025

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Production Volume and Mix variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense, project start-up costs, and operating, selling and general expense (adjusted for impacts of changes in inventory).

(5)
This factor also includes operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    017

Production Volumes (1)

	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2013	2012	2013	2012

Upgraded product (sweet SCO, sour SCO and diesel)	301.5	281.1	282.6	276.7
Non-upgraded bitumen	108.1	61.7	77.9	48.1

Oil Sands	409.6	342.8	360.5	324.8
Oil Sands Ventures – Syncrude	36.9	35.9	32.0	34.4

Total	446.5	378.7	392.5	359.2

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries. Yields of SCO and diesel from Suncor's upgrading process average approximately 79% of bitumen feedstock input.

Bitumen Production

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012

Oil Sands Base
Bitumen production (mbbls/d)	317.4	269.6	269.8	266.2
Bitumen ore mined (thousands of tonnes per day)	475.4	405.5	413.6	412.3
Bitumen ore grade quality (bbls/tonne)	0.67	0.66	0.65	0.65

In Situ
Bitumen production – Firebag (mbbls/d)	154.1	123.4	143.4	104.0
Bitumen production – MacKay River (mbbls/d)	28.3	27.9	28.5	27.0

Total In Situ bitumen production	182.4	151.3	171.9	131.0

Steam-to-oil ratio – Firebag	3.1	3.5	3.3	3.4
Steam-to-oil ratio – MacKay River	2.6	2.6	2.6	2.4

Oil Sands operations continued to set quarterly records in the fourth quarter of 2013, with average production volumes of 409,600 bbls/d, compared to 342,800 bbls/d in the prior year quarter. The increase was primarily due to the ramp up of production at Firebag and the hot bitumen infrastructure commissioned in the third quarter of 2013, which includes an insulated pipeline, bitumen cooling and blending facilities, and capacity to import third-party diluents. Production was reduced throughout the quarter due to a third-party natural gas outage and subsequent curtailments that impacted the Fort McMurray region. Suncor's steam generation at Firebag and upgrading capabilities were impacted by the original outage while steam generation continues to be impacted throughout the curtailment period. These events resulted in approximately 15,000 bbls/d of lost production in the fourth quarter of 2013. Ongoing curtailments of natural gas supply are expected to continue until the end of the first quarter of 2014 while the third-party operator completes its investigation and restoration activities.

Production of upgraded product increased to an average of 301,500 bbls/d in the fourth quarter of 2013, compared to 281,100 bbls/d in the prior year quarter. Production increased due to stronger reliability in the fourth quarter of 2013 as the prior year quarter included higher planned and unplanned maintenance activities. Despite strong overall reliability, production in the fourth quarter of 2013 was impacted by planned maintenance of the Upgrader 2 vacuum tower and related units and unplanned maintenance impacting a coker unit. Production of non-upgraded bitumen increased to an average of 108,100 bbls/d in the fourth quarter of 2013, compared to 61,700 bbls/d in the fourth quarter of 2012, as a

             Suncor Energy Inc.
 018    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com result of the ramp up of Firebag and the hot bitumen infrastructure, which enabled increased sales of non-upgraded bitumen and provided increased flexibility during upgrader maintenance.

Oil Sands Base bitumen production from mining and extraction activities increased to an average of 317,400 bbls/d in the fourth quarter of 2013 from 269,600 bbls/d in the fourth quarter of 2012. The increase in mining output was the result of successful debottlenecking activities, including the commissioning of hot bitumen infrastructure that enabled the company to unlock constrained mining capacity starting in the third quarter of 2013, and recently completed projects in secondary extraction that have increased operational flexibility in the extraction process. Mining output was reduced in the prior year quarter to coincide with upgrader maintenance.

In Situ bitumen production averaged 182,400 bbls/d in the fourth quarter of 2013 compared to 151,300 bbls/d in the fourth quarter of 2012, due primarily to the ramp up of Firebag production. In the fourth quarter of 2013, production at the Firebag complex had fully ramped up, with daily production rates reaching approximately 95% of capacity. However, production was impacted starting mid-October by third-party natural gas supply shortages that reduced steam generation and curtailed production through the end of the quarter. MacKay River production volumes increased to 28,300 bbls/d in the fourth quarter of 2013, compared to 27,900 bbls/d in the fourth quarter of 2012, due to planned maintenance in the prior year quarter.

Suncor's share of Syncrude production averaged 36,900 bbls/d in the fourth quarter of 2013, consistent with production of 35,900 bbls/d in the fourth quarter of 2012.

Sales Volumes and Mix

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012

Oil Sands sales volumes (mbbls/d)
Sweet SCO	103.2	82.3	91.5	93.8
Diesel	27.5	9.7	23.5	24.5
Sour SCO	166.1	174.4	166.0	161.1

Upgraded product	296.8	266.4	281.0	279.4
Non-upgraded bitumen	115.0	57.3	76.0	44.5

Total	411.8	323.7	357.0	323.9

Sales volumes for Oil Sands operations increased to an average of 411,800 bbls/d in the fourth quarter of 2013 from 323,700 bbls/d in the fourth quarter of 2012, primarily due to increased production volumes and the increased takeaway capacity for non-upgraded bitumen. Sales mix for SCO was favourable in the fourth quarter of 2013, compared to the prior year quarter, due to greater planned and unplanned maintenance activity in the fourth quarter of 2012.

Inventory

Inventory movements stabilized throughout the fourth quarter of 2013 following a large inventory build in the previous quarter to fill new storage and logistics infrastructure.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    019

Price Realizations

Net of transportation costs, but before royalties	Three months ended December 31		Twelve months ended December 31
($/bbl)	2013	2012	2013	2012

Oil Sands
Sweet SCO and diesel	97.88	93.27	104.22	96.95
Sour SCO and bitumen	59.45	68.96	72.67	72.93
Crude sales basket (all products)	71.64	75.87	82.83	81.69
Crude sales basket, relative to WTI	(30.67)	(11.54)	(18.09)	(12.44)

Oil Sands Ventures
Syncrude, sweet SCO	92.26	90.90	99.82	92.69
Syncrude, relative to WTI	(10.05)	3.38	(1.10)	(1.50)

Average price realizations for sales from Oil Sands operations decreased to $71.64/bbl in the fourth quarter of 2013 from $75.87/bbl in the fourth quarter of 2012, due mainly to a higher proportion of bitumen sales and widening crude differentials, partially offset by higher prices for WTI and the impacts of a strengthening U.S. dollar relative to the Canadian dollar.

In the fourth quarter of 2013, average price realizations for sweet SCO and diesel increased due to higher diesel prices, partially offset by lower price realizations for sweet SCO which sold at a large discount relative to WTI, compared to a premium in the prior year quarter. The widening WCS to WTI differential contributed to lower price realizations for sour SCO and bitumen in the fourth quarter of 2013 compared to the same period in the prior year.

Royalties

Royalties for the Oil Sands segment were higher in the fourth quarter of 2013 than in the same period in 2012. The increase was mainly due to higher production in addition to a higher bitumen valuation for royalty purposes. In December of 2013, Suncor reached an agreement with the Government of Alberta concerning several outstanding issues under the Royalty Amending Agreements (RAA) entered into in 2008. The impact of the final settlements were not material to the company's results.

Expenses and Other Factors

Operating expenses for the fourth quarter of 2013 were higher than in the same period of 2012, due to an increase in cash operating costs. See the Cash Operating Costs Reconciliation section below for further details.

Transportation expense for the fourth quarter of 2013 was higher than the prior year quarter, primarily due to increased bitumen production and sales, including incremental costs associated with higher diluent imports.

DD&A expense for the fourth quarter of 2013 was higher than in the same period of 2012, due mainly to a larger asset base as a result of assets commissioned subsequent to the fourth quarter of 2012, including certain Firebag Stage 4 facilities, the hot bitumen infrastructure, additional capital leases and costs associated with the Upgrader 1 turnaround completed in the second quarter of 2013. The fourth quarter of 2013 also included the derecognition of certain assets no longer being considered for use.

             Suncor Energy Inc.
 020    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash Operating Costs Reconciliation (1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

Operating, selling and general expense	1 641	1 309	5 837	5 365
Syncrude operating, selling and general expense	(142)	(137)	(536)	(513)
Non-production costs (2)	(63)	(50)	(267)	(328)
Other (3)	(47)	76	(165)	(129)

Cash operating costs	1 389	1 198	4 869	4 395
Cash operating costs ($/bbl)	36.85	38.00	37.00	37.05

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes.

(3)
Other includes the impacts of changes in inventory valuation and operating revenues associated with excess power from cogeneration units.

Cash operating costs per barrel for Oil Sands operations in the fourth quarter of 2013 averaged $36.85/bbl compared to $38.00/bbl in the fourth quarter of 2012, reflecting higher production volumes, partially offset by higher cash operating costs. Total cash operating costs were higher than originally planned, partially due to the acceleration of maintenance programs designed to facilitate and ensure reliable and efficient mining operations as mine activity continues to ramp up. Total cash operating costs also increased relative to the prior year quarter due to incremental costs associated with larger operations, including Firebag Stage 4, incremental costs associated with increased production in mining, higher natural gas prices and consumption, and a decrease in the net benefit of power sales due to lower power prices.

Voyageur Upgrader Project

In the first quarter of 2013, Suncor announced that the company was not proceeding with the Voyageur upgrader project. The decision was a result of a strategic and economic review launched by Suncor and co-owner Total E&P Canada Ltd. (Total E&P) in response to a change in market conditions that challenged the economics of the project. Suncor acquired Total E&P's interest in the Voyageur Upgrader Limited Partnership (VULP) for $515 million to gain full control over the partnership assets, including a hot bitumen blending facility and tankage used to provide added logistic flexibility and storage capacity for the company's growing Oil Sands operations.

During the fourth quarter of 2013, Suncor reduced the previous cost estimate of not proceeding with the project from $127 million to $58 million, due to an acceleration of project closure activities and a redeployment of resources.

Planned Maintenance

There are no major turnarounds or planned maintenance activities scheduled for 2014. The company plans to complete routine maintenance on three coker units throughout the year. The impact of this maintenance has been reflected in the company's 2014 guidance.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    021

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

Gross revenues	1 407	1 565	6 363	6 476
Less: Royalties	(172)	(464)	(1 146)	(1 631)

Operating revenues, net of royalties	1 235	1 101	5 217	4 845

Net (loss) earnings	(101)	148	1 000	138

Operating earnings (loss) (1)
East Coast Canada	132	83	563	422
International	121	50	567	538
North America Onshore	(14)	10	80	(110)

	239	143	1 210	850

Cash flow from operations (1)	552	529	2 316	2 227

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this document.

The net loss in Exploration and Production was $101 million for the fourth quarter of 2013, compared with net earnings of $148 million for the fourth quarter of 2012. The net loss for the fourth quarter of 2013 includes after-tax impairment charges of $563 million against assets in Syria, Libya and North America Onshore, partially offset by the recognition of after-tax risk mitigation proceeds of $223 million related to the company's assets in Syria. Net earnings for the fourth quarter of 2012 included a net after-tax recovery of $177 million related to an impairment reversal for assets in Syria, which was almost fully offset by after-tax charges of $172 million that included impairments against assets in North America Onshore and East Coast Canada, and a provision in North America Onshore for estimated future commitments relating to unutilized pipeline capacity.

Exploration and Production operating earnings were $239 million in the fourth quarter of 2013, compared to $143 million in the fourth quarter of 2012. Operating earnings of $132 million for East Coast Canada increased primarily due to an increase in sales volumes, as inventory levels were drawn down in the quarter, and higher price realizations, partially offset by higher associated royalty and DD&A expenses and higher operating expenses related to the mooring chain repair at Terra Nova. Operating earnings of $121 million for International increased due to higher production volumes at Buzzard and higher average price realizations, partially offset by the shut in of production in Libya and higher DD&A and exploration expenses. The operating loss in North America Onshore was $14 million for the fourth quarter of 2013, compared with operating earnings of $10 million for the fourth quarter of 2012, primarily due to the sale of the conventional natural gas business.

Cash flow from operations was $552 million for the fourth quarter of 2013, compared to $529 million for the fourth quarter of 2012, and increased due to the same factors that impacted operating earnings, partially offset by incremental current income tax expense relating to the company's Canadian operations recorded in the fourth quarter of 2013.

             Suncor Energy Inc.
 022    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Operating Earnings

Operating Earnings Reconciliation

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

Net (loss) earnings as reported	(101)	148	1 000	138
Impairments (net of reversals), write-offs and provisions	563	(5)	563	689
Recognition of risk mitigation proceeds	(223)	—	(223)	—
Gain on significant disposals	—	—	(130)	—
Impact of income tax rate adjustments on deferred income taxes	—	—	—	23

Operating earnings (1)	239	143	1 210	850

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(3)
Royalties in Libya represent the difference between gross revenues, which is based on the company's working-interest share of production less the net revenue attributable to Suncor under the terms of the respective contracts.

(4)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Production Volume variance factor based on production volumes, rather than based on sales volumes.

(5)
The Operating Expense factor includes transportation expense, project start-up costs, and operating, selling and general expense (adjusted for impacts of changes in inventory).

(6)
This factor may also include operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    023

Production Volumes

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012

Production (mboe/d)	111.6	177.8	169.9	189.9
East Coast Canada (mbbls/d)	46.3	48.3	56.2	46.5
International (mboe/d)	60.8	79.7	76.4	89.5
North America Onshore (mmcfe/d)	27	299	224	323

Production mix (liquids/gas) (%)	96/4	75/25	80/20	74/26
East Coast Canada	100/0	100/0	100/0	100/0
International	98/2	99/1	98/2	99/1
North America Onshore	36/64	12/88	14/86	10/90

For East Coast Canada, production averaged 46,300 bbls/d in the fourth quarter of 2013, compared to 48,300 bbls/d in the fourth quarter of 2012.

•
Production from Terra Nova averaged 5,600 bbls/d, compared to 2,200 bbls/d in the prior year quarter. Production in both quarters was reduced by large maintenance programs. In the fourth quarter of 2013, the company completed the ten-week off-station maintenance program of the Terra Nova facility in early December, which included the repair of a damaged mooring chain, preventive maintenance on the remaining eight chains and routine planned maintenance. Production was restored to normal rates by mid-December.

•
Production from Hibernia averaged 25,800 bbls/d and decreased from 29,100 bbls/d in the prior year quarter due to unplanned maintenance in the fourth quarter of 2013.

•
Production from White Rose averaged 14,900 bbls/d and decreased from 17,000 bbls/d in the prior year quarter due to delays in drilling development wells that were intended to offset production declines in 2013, and downtime to allow for tie-in activities for the South White Rose Extension project.

For International, production averaged 60,800 boe/d in the fourth quarter of 2013, compared to 79,700 boe/d in the fourth quarter of 2012.

•
Production from Libya averaged 1,000 bbls/d and decreased from 44,400 bbls/d in the prior year quarter due to the shut in of production in response to political unrest that has resulted in the closure of export terminal operations at eastern Libyan seaports. Suncor has not lifted production in Libya since May 2013, although Suncor continued to progress its exploration program in the quarter.

•
Production from Buzzard averaged 59,800 boe/d and increased from 35,300 boe/d in the prior year quarter due primarily to planned maintenance and ramp up delays in the prior year quarter, compared to no planned maintenance and strong reliability and reservoir performance in the fourth quarter of 2013.

For North America Onshore, production averaged 27 mmcfe/d in the fourth quarter of 2013, compared to 299 mmcfe/d in the fourth quarter of 2012, and decreased primarily due to the sale of the conventional natural gas business which closed in the third quarter of 2013.

Sale of Natural Gas Business

On April 15, 2013, Suncor announced it had reached an agreement to sell its conventional natural gas business in Western Canada, with an effective date of January 1, 2013. The transaction closed on September 26, 2013 for proceeds of $1 billion before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $130 million.

             Suncor Energy Inc.
 024    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Excluded from the sale was the majority of Suncor's unconventional natural gas properties in the Kobes region of B.C. and unconventional oil properties in the Wilson Creek area of central Alberta.

Price Realizations

	Three months ended December 31		Twelve months ended December 31
Net of transportation costs, but before royalties	2013	2012	2013	2012

Exploration and Production	111.99	83.87	91.44	84.05
East Coast Canada ($/bbl)	116.48	108.37	112.39	112.15
International ($/boe)	108.53	106.34	107.57	108.22
North America Onshore ($/mcfe)	6.92	4.02	4.74	3.28

Although benchmark prices for Brent crude were consistent with the fourth quarter of 2012, the company's East Coast Canada and International price realizations increased due to the strengthening of the U.S. dollar relative to the Canadian dollar. Price realizations for North America Onshore increased due to a higher proportion of natural gas liquids sales and higher benchmark prices for natural gas.

Royalties

Royalties for Exploration and Production were lower in the fourth quarter of 2013, compared with the prior year quarter, due primarily to lower production in Libya and North America Onshore, partially offset by higher price realizations in East Coast Canada.

Inventory

During the fourth quarter of 2013, the company drew down on inventories that were built at the end of the third quarter of 2013 due to timing of shuttle tankers at East Coast Canada, compared to an inventory build in the prior year quarter following completion of planned maintenance.

Expenses and Other Factors

Operating expenses decreased in the fourth quarter of 2013 relative to the fourth quarter of 2012, primarily due to lower expenses in North America Onshore following the sale of the conventional natural gas business, partially offset by higher maintenance expense in East Coast Canada associated with the mooring chain repair at Terra Nova.

DD&A and exploration expenses decreased in the fourth quarter of 2013 compared to the fourth quarter of 2012. DD&A expense decreased slightly primarily due to the sale of the conventional natural gas business, partially offset by higher production at Buzzard and a higher depreciable asset base. Exploration expenses were consistent with the prior year quarter due to exploration well write-offs in both quarters.

Financing Expense and Other Income had a positive impact on earnings, primarily due to foreign exchange gains in the fourth quarter of 2013 and lower accretion on the decommissioning and restoration provision in North America Onshore following the disposition.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    025

Impairments and adjustments to related provisions

Syria

Since December 2011, Suncor's operations in Syria and its contractual obligations have been suspended under a period of force majeure due to political unrest and international sanctions. As there has been no resolution of the political situation and rising uncertainty with respect to the company's return to operations in the country, Suncor impaired the remaining carrying value of its Syrian assets resulting in an after-tax impairment charge of $422 million in the fourth quarter of 2013.

The company received risk mitigation proceeds in the fourth quarter of 2012; at which time the proceeds were recorded as a non-current provision to reflect potential repayment if operations in Syria were to resume. In light of the continued uncertainty with respect to Suncor's return to operations in Syria, Suncor recognized the risk mitigation proceeds of $300 million ($223 million after-tax) in net earnings in the fourth quarter of 2013.

Libya

Recent political unrest has resulted in the closure of export terminal operations at eastern Libyan seaports, requiring the shut in of production for the latter half of 2013. As the situation persisted at the end of 2013, an impairment test was performed based on an assessment of future net cash flows over a range of possible outcomes, resulting in an after-tax impairment charge of $101 million in the fourth quarter of 2013.

The carrying value of the company's net assets in Libya as at December 31, 2013 was approximately $570 million.

North America Onshore

During the fourth quarter, the company recognized an after-tax impairment charge of $40 million relating to its properties in North America Onshore based on an assessment of future net cash flows incorporating recent drilling activity, updated reserves data, cost assumptions and price forecasts.

Planned Maintenance

Routine annual planned maintenance has been scheduled for Terra Nova and White Rose in the third quarter of 2014, and for Buzzard in the second and third quarters of 2014. The impact of this maintenance has been reflected in the company's 2014 guidance.

REFINING AND MARKETING

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

Operating revenues	6 545	6 507	26 658	26 220

Net earnings	458	450	2 022	2 137

Operating earnings (1)
Refining and Product Supply	418	386	1 758	1 877
Marketing	40	64	264	275

	458	450	2 022	2 152

Cash flow from operations (1)	534	634	2 618	3 138

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

For the fourth quarter of 2013, Refining and Marketing net and operating earnings were $458 million, compared to net and operating earnings of $450 million for the fourth quarter of 2012.

             Suncor Energy Inc.
 026    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Refining and Product Supply activities contributed $418 million to operating earnings in the fourth quarter of 2013, which was higher than the prior year quarter, primarily due to significantly wider inland crude differentials that were partially offset by lower benchmark crack spreads resulting from the narrowing of the WTI to Brent differential and lower throughput volumes. Marketing activities contributed $40 million to operating earnings in the fourth quarter of 2013, a decrease compared to the prior year quarter due primarily to lower lubricants margins and higher operating expenses, partially offset by higher retail and wholesale margins.

Refining and Marketing cash flow from operations was $534 million in the fourth quarter of 2013, compared to $634 million in the fourth quarter of 2012, and was impacted by incremental current income tax expense related to the company's Canadian operations recorded in the quarter, partially offset by the same factors that affected operating earnings.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

Net earnings as reported	458	450	2 022	2 137
Impact of income tax rate adjustments on deferred income taxes	—	—	—	15

Operating earnings (1)	458	450	2 022	2 152

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
This factor represents refining and product supply margin realizations, other operating revenues, the net impacts of sales and purchases of third-party crude, and the inventory valuation impact of a fluctuating crude price environment.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense, and operating, selling and general expense.

(5)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    027

Volumes

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012

Crude oil processed (mbbls/d)
Eastern North America	182.4	202.3	201.7	197.7
Western North America	236.6	234.7	229.6	233.7

Total	419.0	437.0	431.3	431.4

Refinery utilization (1)(2) (%)
Eastern North America	82	91	91	89
Western North America	99	101	96	100

Total	91	96	94	95

Refined product sales (thousands of m3/d)
Gasoline	40.0	39.9	39.3	40.2
Distillate	32.3	33.9	33.4	31.0
Other	11.7	13.2	13.7	14.4

Total	84.0	87.0	86.4	85.6

(1)
Effective January 1, 2013, the company increased the nameplate capacity of the Edmonton refinery from 135,000 bbls/d to 140,000 bbls/d. Prior quarter utilization rates have not been recalculated and reflect the lower nameplate capacities.

(2)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Overall refinery utilization decreased to 91% in the fourth quarter of 2013, compared to 96% in the fourth quarter of 2012. In Western North America, average crude oil processed increased to 236,600 bbls/d in the fourth quarter of 2013 from 234,700 bbls/d in the prior year quarter, primarily due to strong reliability at the Commerce City refinery, partially offset by unplanned maintenance at the Edmonton refinery in the quarter. Average crude oil processed in Eastern North America decreased to 182,400 bbls/d in the fourth quarter of 2013 from 202,300 bbls/d in the prior year quarter, due to planned maintenance at both the Sarnia and Montreal refineries in the fourth quarter of 2013; however the impact of lower throughput was partially offset by a more favourable product mix than in the prior year quarter when it was adversely impacted by unplanned maintenance.

Total sales decreased to 84,000 m3/d in the fourth quarter of 2013, compared to 87,000 m3/d in the fourth quarter of 2012, consistent with lower production.

Prices and Margins

For Refining and Supply, refined product margins were higher in the fourth quarter of 2013 than in the prior year quarter due to the following factors:

•
The widening inland crude differentials relative to WTI reached their highest levels over recent years in the fourth quarter of 2013, resulting in higher refining margins compared to the prior year quarter.

•
However, the narrowing differential between Brent and WTI in the fourth quarter of 2013 relative to the prior year quarter contributed to a decline in benchmark crack spreads in the quarter. Benchmark crack spreads were significantly lower across all regions in which the company sells refined product compared to the prior year quarter.

•
The decreasing crude price environment had a negative impact on after-tax earnings by approximately $142 million in the fourth quarter of 2013, compared to approximately $104 million in the fourth quarter of 2012.

             Suncor Energy Inc.
 028    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Marketing margins in the fourth quarter of 2013 were higher than margins in the prior year quarter due primarily to higher retail and wholesale margins, partially offset by lower lubricants margins.

Expenses and Other Factors

Operating expenses were higher in the fourth quarter of 2013 than in the fourth quarter of 2012, due primarily to higher energy prices and consumption, higher transportation costs and higher maintenance costs. DD&A expense increased in the fourth quarter of 2013 due to asset additions since the prior year quarter, including costs associated with the planned maintenance events in 2013.

Planned Maintenance

The company has scheduled planned maintenance events at the Commerce City refinery in the first quarter of 2014 with an expected duration of three weeks. The Montreal refinery has a five-week planned maintenance event in the second quarter of 2014 as well as an eight-week planned maintenance event beginning late in the third quarter of 2014. The Edmonton refinery has a seven-week planned maintenance event in the second quarter of 2014 as well as a four-week planned maintenance event in the third quarter of 2014.

The impact of this maintenance has been reflected in the company's 2014 guidance.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

Net loss	(383)	(135)	(1 151)	(3)

Operating earnings (loss) (1)
Renewable Energy	22	15	72	57
Energy Trading	(5)	33	116	147
Corporate	(174)	(146)	(785)	(468)
Group Eliminations	33	43	(33)	84

	(124)	(55)	(630)	(180)

Cash flow from (used in) operations (1)	154	(25)	(78)	(39)

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this document.

The net loss for Corporate, Energy Trading and Eliminations in the fourth quarter of 2013 was $383 million, compared to a net loss of $135 million in the fourth quarter of 2012. In the fourth quarter of 2013, the Canadian dollar weakened in relation to the U.S. dollar, resulting in an after-tax unrealized foreign exchange loss on U.S. dollar denominated debt of $259 million, compared to $80 million in the prior year quarter.

Corporate, Energy Trading and Eliminations cash flow from operations increased to $154 million in the fourth quarter of 2013, compared to cash flow used in operations of $25 million in the fourth quarter of 2012, due primarily to settled gains on trading strategies in Energy Trading and incremental current income tax recoveries related to the company's Canadian operations recorded in the quarter.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    029

Operating Earnings

Operating loss for Corporate, Energy Trading and Eliminations in the fourth quarter of 2013 was $124 million, compared to a $55 million loss in the fourth quarter of 2012.

Operating Earnings Reconciliation

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

Net loss	(383)	(135)	(1 151)	(3)
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	259	80	521	(157)
Impact of income tax rate adjustments on deferred income taxes	—	—	—	(20)

Operating loss (1)	(124)	(55)	(630)	(180)

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.

Renewable Energy

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012

Power generation marketed (gigawatt hours)	128	109	430	429
Ethanol production (millions of litres)	107	110	415	413

Renewable Energy operating earnings increased to $22 million in the fourth quarter of 2013 from $15 million in the fourth quarter of 2012, due primarily to stronger ethanol margins, partially offset by slightly lower ethanol production. Operating earnings for the company's wind operations were slightly lower due to lower power prices in Alberta, partially offset by higher production in the fourth quarter of 2013.

Energy Trading

The net loss for Energy Trading in the fourth quarter of 2013 was $5 million, compared to net earnings of $33 million in the fourth quarter of 2012, due primarily to losses on the company's crude trading strategies.

Corporate

The Corporate operating loss was $174 million for the fourth quarter of 2013, compared with an operating loss of $146 million in the fourth quarter of 2012. The increase in operating loss was due primarily to higher share-based compensation expense in the quarter, higher financing expense associated with additional capital leases, lower capitalized interest, and incremental expenditures relating to a company-wide process improvement initiative. The company capitalized $98 million of its borrowing costs in the fourth quarter of 2013 as part of the cost of major development assets and construction projects, compared to $143 million in the prior year, reflecting fewer major projects in 2013.

             Suncor Energy Inc.
 030    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Group Eliminations

Group Eliminations include the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Product Supply. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the fourth quarter of 2013, the company recognized $33 million of after-tax intersegment profit reflecting profit that was previously eliminated, compared to $43 million in the prior year quarter.

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

Oil Sands	890	1 574	4 311	4 957
Exploration and Production	390	353	1 483	1 261
Refining and Marketing	445	250	890	644
Corporate, Energy Trading and Eliminations	48	26	93	95

Total capital and exploration expenditures	1 773	2 203	6 777	6 957
Less: capitalized interest on debt	(98)	(143)	(397)	(587)

	1 675	2 060	6 380	6 370

Capital and Exploration Expenditures by Type (1)(2)(3)

	Three months ended December 31, 2013			Twelve months ended December 31, 2013
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total

Oil Sands	578	241	819	2 729	1 267	3 996
Oil Sands Base	295	9	304	1 516	71	1 587
In Situ	200	44	244	814	381	1 195
Oil Sands Ventures	83	188	271	399	815	1 214
Exploration and Production	30	335	365	151	1 250	1 401
Refining and Marketing	357	86	443	770	120	890
Corporate, Energy Trading and Eliminations	35	13	48	75	18	93

	1 000	675	1 675	3 725	2 655	6 380

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure that is required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    031

In the fourth quarter of 2013, property, plant and equipment and exploration expenditures were $1.675 billion (excluding capitalized interest). Activity in the fourth quarter of 2013 included the following:

Oil Sands Operations

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $304 million in the fourth quarter of 2013, of which $295 million and $9 million were directed towards sustaining and growth activities, respectively. Capital expenditures in the quarter included costs to complete planned maintenance on the Upgrader 2 vacuum tower and related units. The company continued to progress reliability and sustainment projects, including the construction of assets to support the tailings management process and activities aimed at reducing freshwater use, including the construction of a water treatment plant.

In Situ

In Situ capital and exploration expenditures were $244 million, of which $44 million was directed towards growth projects. Following the completion of the Firebag 4 ramp up and commissioning of the hot bitumen infrastructure, growth activities at In Situ are focused on low-cost debottlenecking projects. In the fourth quarter of 2013, the company progressed the debottlenecking project at the MacKay River facilities that is intended to increase production capacity by approximately 20% for a total capacity of 38,000 bbls/d by 2015.

Sustaining capital expenditures of $200 million were directed towards ongoing design, engineering, procurement and construction of well pads that are expected to maintain existing production levels at Firebag and MacKay River in future years. Capital expenditures were also directed towards the infill well program at Firebag.

Oil Sands Ventures

Oil Sands Ventures capital and exploration expenditures were $271 million, of which $188 million was directed to growth capital and $83 million to sustaining capital. Growth capital expenditures reflected a ramp up of spending for the Fort Hills project following project sanction in the fourth quarter of 2013. Capital activities in the quarter continued to focus on design engineering, site preparation and procurement of long-lead items.

Suncor and the co-owners of the Joslyn mining project continue to focus on design engineering and regulatory work and plan to provide an update on the targeted timing for a sanction decision when available.

Suncor's share of capital expenditures for the Syncrude joint venture was $83 million, which included expenditures for the mine train replacement at the Mildred Lake mining area and the construction of a centrifuge plant. The mine train relocations at the Aurora mining area are complete with the first train starting operation in July 2013 and the second train starting operation in early October 2013.

Exploration and Production

Growth and exploration spending of $335 million in the fourth quarter of 2013 related to the advancement of growth projects. Growth spending for the Golden Eagle project primarily related to costs incurred in preparation for drilling operations that are expected to commence in early 2014; the project is expected to achieve first oil in late 2014 or early 2015. Growth spending for the Hebron project related to detailed engineering and construction of the gravity-based structure and topsides; the project is expected to achieve first oil in 2017. Growth spending also included the completion of subsea installation activities and preparation for subsea drilling activities, which commenced in early 2014 for the

             Suncor Energy Inc.
 032    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Hibernia Southern Extension Unit. The project is expected to increase overall production from the Hibernia field starting in 2015. Detailed engineering and procurement activities continued for the remainder of the South White Rose Extension project. Installation of subsea equipment for this project is expected to be complete in 2014. First oil is expected in the fourth quarter of 2014.

The company continued to progress its exploration drilling program in Libya and drilled three exploration wells in the fourth quarter of 2013. Two of the three wells were assessed as dry holes and charged to exploration expense in the fourth quarter of 2013. The company also participated in the Lily exploration well in the U.K. sector of the North Sea and the Butch East appraisal offshore Norway. The Lily well was deemed to be a dry hole and charged to exploration expense in the fourth quarter of 2013. Drilling for the Butch East well continued into 2014.

Refining and Marketing

Capital expenditures of $443 million related primarily to the sustainment of existing operations and reliability initiatives through planned maintenance activities, including costs associated with the Sarnia and Montreal planned maintenance events in the fourth quarter of 2013. Growth spending in the Refining and Marketing segment continued to focus on projects to prepare the Montreal refinery for the receipt and processing of inland crudes. Construction of a rail off loading facility to enable rail receipt of inland crudes to the Montreal refinery was completed in the fourth quarter of 2013.

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

Twelve months ended December 31	2013	2012

Return on capital employed (1) (%)
Excluding major projects in progress	11.5	7.2
Including major projects in progress	9.9	5.8

Net debt to cash flow from operations (2) (times)	0.7	0.7

Interest coverage on long-term debt (times)
Earnings basis (3)	9.5	7.9
Cash flow from operations basis (2)(4)	16.8	17.7

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this document.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Financing Activities

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    033

December 31, 2013, total debt to total debt plus shareholders' equity was 22% (December 31, 2012 – 22%). The company is also currently in compliance with all operating covenants.

($ millions, except as noted)	December 31 2013	December 31 2012

Short-term debt	798	775
Current portion of long-term debt	457	311
Long-term debt	10 203	9 938

Total debt	11 458	11 024
Less: Cash and cash equivalents	5 202	4 385

Net debt	6 256	6 639

Shareholders' equity	41 180	39 215

Total debt plus shareholders' equity	52 638	50 239

Total debt to total debt plus shareholders' equity (%)	22	22

Change in Net Debt

	Three and twelve months ended December 31, 2013
($ millions)	Q4	YTD

Net debt – Start of period	5 793	6 639
Increase (decrease) in net debt	463	(383)

Net debt – December 31, 2013	6 256	6 256

Decrease (increase) in net debt
Cash flow from operations	2 350	9 412
Capital and exploration expenditures and other investments	(1 776)	(6 795)
Acquisition	—	(515)
Proceeds from divestitures	33	943
Divestiture of pipeline contract	(76)	(76)
Dividends less proceeds from exercise of share options	(265)	(983)
Repurchase of common shares	(550)	(1 675)
Change in non-cash working capital	80	598
Foreign exchange on cash, debt and other balances	(259)	(526)

	(463)	383

Share Repurchases

On August 5, 2013, Suncor commenced a new NCIB through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the NCIB, Suncor is permitted to purchase for cancellation up to approximately $1.8 billion worth of its common shares between August 5, 2013 and August 4, 2014, and has agreed that it will not purchase more than 66,414,828 common shares, which equals approximately 4% of the issued and outstanding common shares in the public float as at July 29, 2013. Under the NCIB, Suncor has repurchased a total of 24.4 million common shares for total consideration of $893 million as at December 31, 2013, of which 14.9 million common shares were repurchased in the fourth quarter of 2013 for total consideration of $550 million.

As at January 27, 2014, the company had repurchased an additional 4,853,510 shares at an average price of $37.10 per share, for a total repurchase cost of $180 million.

             Suncor Energy Inc.
 034    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

On February 3, 2013, the company received Board of Director approval to allow for up to an additional $1 billion worth of common shares to be purchased for cancellation, subject to regulatory approval.

Shareholders may obtain a copy of the company's Notice of Intention to make a Normal Course Issuer Bid in relation to the NCIB, without charge, by contacting Investor Relations.

	Three and twelve months ended December 31, 2013		Twelve months ended December 31, 2012
	Q4	YTD

Share repurchase activities (thousands of common shares)
Shares repurchased directly	14 933	49 492	46 862
Shares repurchased through exercise of put options	—	—	—

	14 933	49 492	46 862

Share repurchase cost ($ millions)
Repurchase cost	550	1 675	1 452
Option premiums received	—	—	(1)

	550	1 675	1 451

Weighted average repurchase price per share (dollars per share)	36.83	33.84	30.96

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of its 2012 annual MD&A, which section is herein incorporated by reference. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures. During the twelve months ended December 31, 2013, Suncor entered into various agreements in the normal course of business totalling approximately $1.7 billion, in support of the company's diluent import strategy, market access strategy and activities to expand its storage and logistics network. For the majority of these commitments, the contract terms range between 10 and 25 years.

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly earnings and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events – such as the maintenance that occurred in Oil Sands and Refining and Marketing in the second and third quarters of 2013 and at many Exploration and Production assets in the third quarter of 2012 – and unplanned maintenance outages, such as the one that occurred at Upgrader 2 in the second quarter of 2013 and the first half of 2012. Trends in Suncor's quarterly earnings and cash flow from operations are also affected by changes in commodity prices, refining crack spreads and foreign exchange rates.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    035

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012

Total production (mboe/d)
Oil Sands	446.5	423.6	309.4	389.0	378.7	378.9	337.8	341.1
Exploration and Production	111.6	171.4	190.7	207.1	177.8	156.4	204.6	221.2

	558.1	595.0	500.1	596.1	556.5	535.3	542.4	562.3

Revenues and other income
Operating revenues, net of royalties	9 814	10 288	9 648	9 843	9 396	9 488	9 584	9 639
Other income	380	85	66	173	92	88	123	116

	10 194	10 373	9 714	10 016	9 488	9 576	9 707	9 755

Net earnings (loss)	443	1 694	680	1 094	(574)	1 544	324	1 446
per common share – basic (dollars)	0.30	1.13	0.45	0.72	(0.38)	1.01	0.21	0.93
per common share – diluted (dollars)	0.30	1.13	0.45	0.71	(0.38)	1.00	0.20	0.92

Operating earnings (1)	973	1 426	934	1 367	988	1 292	1 249	1 318
per common share – basic (1) (dollars)	0.66	0.95	0.62	0.90	0.65	0.84	0.80	0.84

Cash flow from operations (1)	2 350	2 528	2 250	2 284	2 228	2 743	2 347	2 415
per common share – basic (1) (dollars)	1.58	1.69	1.49	1.50	1.46	1.79	1.51	1.55

ROCE (1) (%) for the twelve months ended	11.5	8.6	8.1	7.1	7.2	12.4	14.2	14.7

Common share information (dollars)
Dividend per common share	0.20	0.20	0.20	0.13	0.13	0.13	0.13	0.11
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	37.24	36.83	31.00	30.44	32.71	32.34	29.44	32.59
New York Stock Exchange (US$)	35.05	35.78	29.49	30.01	32.98	32.85	28.95	32.70

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document. ROCE excludes capitalized costs related to major projects in progress.

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012

WTI crude oil at Cushing	US$/bbl	97.45	105.85	94.20	94.35	88.20	92.20	93.50	102.95
Dated Brent crude oil at Sullom Voe	US$/bbl	109.35	109.70	103.35	112.65	110.10	109.50	108.90	118.35
Dated Brent/Maya FOB price differential	US$/bbl	20.05	10.35	5.50	10.60	17.30	11.90	9.85	9.45
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	89.05	105.25	92.90	88.45	84.35	84.70	84.45	92.80
WCS at Hardisty	US$/bbl	65.25	88.35	75.05	62.40	70.05	70.45	70.60	81.50
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	32.20	17.50	19.15	31.95	18.15	21.75	22.90	21.45
Condensate at Edmonton	US$/bbl	94.20	103.80	103.30	107.20	98.10	96.00	99.40	110.00
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.15	2.80	3.60	3.05	3.05	2.20	1.85	2.50
New York Harbor 3-2-1 crack (1)	US$/bbl	19.60	19.25	25.60	31.20	35.95	37.80	31.95	25.80
Chicago 3-2-1 crack (1)	US$/bbl	12.00	15.80	30.70	27.10	27.85	35.15	27.85	18.80
Portland 3-2-1 crack (1)	US$/bbl	15.35	19.60	30.60	30.55	29.85	38.15	37.90	27.70
Gulf Coast 3-2-1 crack (1)	US$/bbl	13.45	15.95	24.00	28.80	27.35	33.95	29.30	25.45
Exchange rate	US$/Cdn$	0.95	0.96	0.98	0.99	1.00	1.00	0.99	1.00
Exchange rate (end of period)	US$/Cdn$	0.94	0.97	0.95	0.98	1.01	1.02	0.98	1.00

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

             Suncor Energy Inc.
 036    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

8. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in notes 3 and 5, respectively, to the audited Consolidated Financial Statements for the year ended December 31, 2012.

Adoption of New and Amended Accounting Standards

Effective January 1, 2013, the company adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, IFRS 13 Fair Value Measurement, and amendments to IAS 19 Employee Benefits and IFRS 7 Financial Instruments: Disclosure.

The impact of these standards to consolidated net earnings, operating earnings and cash flow from operations for the three and twelve months ended December 31, 2012 are shown in the table below and reflect the application of relevant transitional provisions.

($ millions)	Three months ended December 31, 2012	Twelve months ended December 31, 2012

Net (loss) earnings before accounting changes	(562)	2 783
Adjustments to net earnings:
Recognition of interest costs on net unfunded obligation (IAS 19)	(12)	(43)

Net (loss) earnings after accounting changes	(574)	2 740

Operating earnings before accounting changes	1 000	4 890
Adjustments to operating earnings:
Recognition of interest costs on net unfunded obligation (IAS 19)	(12)	(43)

Operating earnings after accounting changes	988	4 847

Cash flow from operations before accounting changes	2 235	9 745
Adjustments to cash flow from operations:
Proportionate consolidation to equity accounting (IFRS 11)	(5)	(5)
Recognition of interest costs on net unfunded obligation (IAS 19)	(2)	(7)

Cash flow from operations after accounting changes	2 228	9 733

Canada Revenue Agency Proposal Letter

Following Suncor's response to a number of information requests in 2013, the Canada Revenue Agency (CRA) informed the company that it has not changed its original proposed position with respect to the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts.

In the event that the CRA issues a formal Notice of Reassessment (NOR), Suncor plans to file a Notice of Objection to dispute this matter. However, notwithstanding the filing of an objection, the company would be required to make a minimum payment of 50% of the amount payable under the NOR, estimated to be $600 million, which would remain on account until the dispute is resolved.

Suncor strongly disagrees with the CRA's position and firmly believes it will be able to successfully defend its original filing position so that, ultimately, no increased income tax payable will result from the CRA's actions.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    037

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in the document – namely operating earnings, ROCE, cash flow from operations and Oil Sands cash operating costs – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the Other Items section of this document. Certain comparative figures pertaining to Suncor's 2012 non-GAAP financial measures have been restated in accordance with the respective transitional provisions.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information segment of this document.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a thirteen-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress to assess performance of operating assets.

             Suncor Energy Inc.
 038    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

For the twelve months ended December 31 ($ millions, except as noted)		2013	2012

Adjustments to net earnings

Net earnings		3 911	2 740
Add after-tax amounts for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		521	(157)
Interest expense		228	42

	A	4 660	2 625

Capital employed – beginning of twelve-month period
Net debt		6 639	6 976
Shareholders' equity		39 215	38 592

		45 854	45 568

Capital employed – end of twelve-month period
Net debt		6 256	6 639
Shareholders' equity		41 180	39 215

		47 436	45 854

Average capital employed	B	46 981	45 353

ROCE – including major projects in progress (%)	A/B	9.9	5.8

Average capitalized costs related to major projects in progress	C	6 502	8 729

ROCE – excluding major projects in progress (%)	A/(B-C)	11.5	7.2

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, which management believes reduces comparability between periods.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    039

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Net earnings (loss)	469	(1 037)	(101)	148	458	450	(383)	(135)	443	(574)
Adjustments for:
Depreciation, depletion, amortization and impairment	680	2 552	915	300	149	127	31	35	1 775	3 014
Deferred income taxes	35	(357)	—	2	(84)	68	41	(39)	(8)	(326)
Accretion of liabilities	30	26	10	15	2	1	2	3	44	45
Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	304	91	304	91
Change in fair value of derivative contracts	1	—	1	1	2	(1)	154	(20)	158	(20)
Gain on disposal of assets	—	—	—	—	(3)	(5)	—	—	(3)	(5)
Share-based compensation	17	17	7	3	10	10	47	13	81	43
Exploration expenses	—	—	23	21	—	—	—	—	23	21
Settlement of decommissioning and restoration liabilities	(75)	(70)	1	(10)	(7)	(8)	—	—	(81)	(88)
Other	(47)	(41)	(304)	49	7	(8)	(42)	27	(386)	27

Cash flow from (used in) operations	1 110	1 090	552	529	534	634	154	(25)	2 350	2 228
(Increase) decrease in non-cash working capital	(963)	35	91	(117)	340	(489)	518	(481)	(14)	(1 052)

Cash flow provided by (used in) operating activities	147	1 125	643	412	874	145	672	(506)	2 336	1 176

             Suncor Energy Inc.
 040    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Net earnings (loss)	2 040	468	1 000	138	2 022	2 137	(1 151)	(3)	3 911	2 740
Adjustments for:
Depreciation, depletion, amortization and impairment	2 439	3 964	1 804	1 857	530	464	119	161	4 892	6 446
Deferred income taxes	358	266	(130)	28	64	529	90	(94)	382	729
Accretion of liabilities	114	109	60	62	6	4	12	7	192	182
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	605	(181)	605	(181)
Change in fair value of derivative contracts	—	—	—	—	1	(1)	94	11	95	10
Gain on disposal of assets	—	(29)	(130)	(1)	(7)	(13)	—	(1)	(137)	(44)
Share-based compensation	7	95	28	14	19	48	160	57	214	214
Exploration expenses	—	—	82	145	—	—	—	—	82	145
Settlement of decommissioning and restoration liabilities	(388)	(380)	(15)	(32)	(20)	(21)	—	—	(423)	(433)
Other	(14)	(86)	(383)	16	3	(9)	(7)	4	(401)	(75)

Cash flow from (used in) operations	4 556	4 407	2 316	2 227	2 618	3 138	(78)	(39)	9 412	9 733
Decrease (increase) in non-cash working capital	1 225	(781)	656	(205)	566	(460)	(1 759)	572	688	(874)

Cash flow provided by (used in) operating activities	5 781	3 626	2 972	2 022	3 184	2 678	(1 837)	533	10 100	8 859

Oil Sands Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are derived by adjusting Oil Sands segment operating, selling and general expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor, and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; iii) excess power generated and sold that is recorded in operating revenue; and iv) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this document.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    041

10. FORWARD-LOOKING INFORMATION

This document contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions.

Forward-looking statements in the document include references to:

Suncor's expectations about production volumes and the performance of its existing assets, including that:

•
Ongoing curtailments of natural gas supply at Oil Sands are expected to continue until the end of the first quarter of 2014 while the third-party operator completes its investigation and restoration activities.

The anticipated duration and impact of planned maintenance events, including:

•
The company's plans to complete routine maintenance on three coker units throughout the year;
•
The company's plans to complete routine maintenance for Terra Nova and White Rose in the third quarter of 2014, and for Buzzard in the second and third quarters of 2014;
•
The company's plans to complete planned maintenance events at the Commerce City refinery in the first quarter of 2014 with an expected duration of three weeks;
•
The company's plans to complete a planned maintenance event at the Montreal refinery in the second quarter of 2014 with an expected duration of five weeks, as well as an eight-week planned maintenance event beginning late in the third quarter of 2014; and
•
The company's plans to complete a planned maintenance event at the Edmonton refinery in the second quarter of 2014 with an expected duration of seven weeks as well as a four-week planned maintenance event in the third quarter of 2014.

Suncor's expectations about capital expenditures, and growth and other projects, including:

•
The company's capital allocation plans and budget, which among other things, is expected to contribute to long-term profitable growth for the company;
•
The company's expectation that the flow of inland crude barrels to its Montreal refinery and shipments of bitumen to the Gulf Coast will capture global pricing on nearly all of the company's production;
•
Debottlenecking initiatives in Oil Sands operations are expected to grow production to approximately 500,000 bbls/d by the end of 2018;
•
That the charges recorded in respect of the Voyageur upgrader project reflect all of the costs of not proceeding with the project;

             Suncor Energy Inc.
 042    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
Rail shipments of inland crudes to the company's Montreal refinery are expected to exceed 30,000 bbls/d by the end of the first quarter of 2014;
•
The debottlenecking project at the MacKay River facilities is intended to increase production capacity by approximately 20% by 2015 for a total capacity of 38,000 bbls/d;
•
The company expects to continue to work towards a 2014 sanction decision of the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d and achieve first oil in 2017;
•
The expectation that the Fort Hills project will produce first oil in the fourth quarter of 2017 and achieve 90% of its planned production capacity of 180,000 bbls/d (73,000 bbls/d net to Suncor) within twelve months of first oil;
•
The company's plans to continue to focus on design engineering and regulatory work for the Joslyn mining project and to provide an update on the targeted timing for a sanction decision when available;
•
The design and construction of pads at Firebag and MacKay River are expected to maintain existing production levels in future years;
•
Drilling activities on the Golden Eagle project are expected to begin in early 2014, and the project is expected to achieve first oil in late 2014 or early 2015;
•
The Hebron project is expected to achieve first oil in 2017;
•
The Hibernia Southern Extension Unit is expected to increase the overall production from the Hibernia field starting in 2015;
•
Subsea equipment for the South White Rose Extension project is expected to be installed in 2014. First oil is expected in the fourth quarter of 2014;
•
A sanction decision for further expansion into the western portion of the White Rose field is targeted for the second half of 2014; and
•
The Adelaide and Cedar Point wind projects are expected to add 140 MW of gross installed capacity, increasing the gross installed capacity of Suncor's wind projects by 55%. The Adelaide project is expected to be complete by late 2014, and the Cedar Point project is expected to progress through the regulatory process in 2014.

Also:

•
The company's position in respect of the proposal letter received from the CRA relating to the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts and that it will be able to successfully defend its original filing position; and
•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition or results of operations, liquidity or capital expenditures.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    043

expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as Suncor's current disagreement with the Canada Revenue Agency relating to the settlement of certain derivative contracts, including the risk that Suncor may not be able to successfully defend its original filing position if it is reassessed and ultimately be required to pay increased taxes as a result; and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our

             Suncor Energy Inc.
 044    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout the document, and under the heading Risk Factors in the 2012 annual MD&A, the company's 2012 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    045

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

		(restated – note 3)		(restated – note 3)
Revenues and Other Income
Operating revenues, net of royalties (note 4)	9 814	9 396	39 593	38 107
Other income (note 5)	380	92	704	419

	10 194	9 488	40 297	38 526

Expenses
Purchases of crude oil and products	4 192	4 435	17 293	17 047
Operating, selling and general	2 523	2 174	9 447	8 897
Transportation	272	194	845	685
Depreciation, depletion, amortization and impairment (note 6)	1 775	3 014	4 892	6 446
Exploration	75	71	322	309
Gain on disposal of assets (note 16)	(3)	(5)	(137)	(44)
Project start-up costs	2	20	15	60
Voyageur upgrader project charges (note 15)	(94)	—	82	—
Financing expenses (note 9)	453	215	1 162	142

	9 195	10 118	33 921	33 542

Earnings (Loss) before Income Taxes	999	(630)	6 376	4 984

Income Taxes
Current	564	270	2 083	1 515
Deferred	(8)	(326)	382	729

	556	(56)	2 465	2 244

Net Earnings (Loss)	443	(574)	3 911	2 740

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	189	100	325	(16)
Cash flow hedges reclassified to net earnings	—	—	—	(1)
Actuarial gain (loss) on employee retirement benefit plans, net of income taxes (note 13)	226	44	579	(134)

Other Comprehensive Income (Loss)	415	144	904	(151)

Total Comprehensive Income (Loss)	858	(430)	4 815	2 589

Per Common Share (dollars) (notes 3 and 11)
Net earnings (loss) – basic	0.30	(0.38)	2.61	1.77
Net earnings (loss) – diluted	0.30	(0.38)	2.60	1.76
Cash dividends	0.20	0.13	0.73	0.50

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 046    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Balance Sheets
(unaudited)

($ millions)	Dec 31 2013	Dec 31 2012

(restated – note 3)
Assets
Current assets
Cash and cash equivalents	5 202	4 385
Accounts receivable	5 254	5 201
Inventories	3 944	3 697
Income taxes receivable	294	799

Total current assets	14 694	14 082
Property, plant and equipment, net (notes 6, 15 and 16)	57 270	55 434
Exploration and evaluation	2 772	3 284
Other assets	422	419
Goodwill and other intangible assets	3 092	3 104
Deferred income taxes	65	78

Total assets	78 315	76 401

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	798	775
Current portion of long-term debt	457	311
Accounts payable and accrued liabilities	7 090	6 446
Current portion of provisions (note 12)	998	856
Income taxes payable	1 263	1 165

Total current liabilities	10 606	9 553
Long-term debt	10 203	9 938
Other long-term liabilities (note 13)	1 464	2 319
Provisions (note 12)	4 078	4 932
Deferred income taxes	10 784	10 444
Shareholders' equity	41 180	39 215

Total liabilities and shareholders' equity	78 315	76 401

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    047

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Operating Activities
Net earnings (loss)	443	(574)	3 911	2 740
Adjustments for:
Depreciation, depletion, amortization and impairment	1 775	3 014	4 892	6 446
Deferred income taxes	(8)	(326)	382	729
Accretion	44	45	192	182
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	304	91	605	(181)
Change in fair value of derivative contracts	158	(20)	95	10
Gain on disposal of assets	(3)	(5)	(137)	(44)
Share-based compensation	81	43	214	214
Exploration	23	21	82	145
Settlement of decommissioning and restoration liabilities	(81)	(88)	(423)	(433)
Other (note 6)	(386)	27	(401)	(75)
(Increase) decrease in non-cash working capital	(14)	(1 052)	688	(874)

Cash flow provided by operating activities	2 336	1 176	10 100	8 859

Investing Activities
Capital and exploration expenditures	(1 773)	(2 203)	(6 777)	(6 957)
Acquisitions (note 15)	—	—	(515)	—
Proceeds from disposal of assets (note 16)	33	9	943	67
Proceeds from risk mitigation instruments (note 6)	—	300	—	300
Divestiture of pipeline contract (note 12)	(76)	—	(76)	—
Other investments	(3)	3	(18)	(3)
Decrease (increase) in non-cash working capital	94	(193)	(90)	(51)

Cash flow used in investing activities	(1 725)	(2 084)	(6 533)	(6 644)

Financing Activities
Net change in short-term debt	(4)	35	(32)	13
Net change in long-term debt	21	426	170	414
Repayment of long-term debt	—	—	(312)	—
Issuance of common shares under share option plans	32	9	112	188
Purchase of common shares for cancellation, net of option premiums (note 8)	(550)	(408)	(1 675)	(1 451)
Dividends paid on common shares	(297)	(195)	(1 095)	(756)

Cash flow used in financing activities	(798)	(133)	(2 832)	(1 592)

(Decrease) increase in Cash and Cash Equivalents	(187)	(1 041)	735	623
Effect of foreign exchange on cash and cash equivalents	49	(12)	82	(19)
Cash and cash equivalents at beginning of period	5 340	5 438	4 385	3 781

Cash and Cash Equivalents at End of Period	5 202	4 385	5 202	4 385

Supplementary Cash Flow Information
Interest paid	290	260	711	642
Income taxes paid	256	415	1 339	1 510

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 048    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedges	Retained Earnings	Total (restated – note 3)	Number of Common Shares (thousands)

At December 31, 2011	20 303	545	(207)	14	17 937	38 592	1 558 636

Net earnings	—	—	—	—	2 740	2 740	—
Foreign currency translation adjustment	—	—	(16)	—	—	(16)	—
Net changes in cash flow hedges	—	—	—	(1)	—	(1)	—
Actuarial loss on employee retirement benefit plans, net of income taxes of $49	—	—	—	—	(134)	(134)	—

Total comprehensive income	—	—	(16)	(1)	2 606	2 589	—
Issued under share option plans	255	(49)	—	—	—	206	10 804
Issued under dividend reinvestment plan	15	—	—	—	(15)	—	479
Purchase of common shares for cancellation, net of option premiums	(609)	—	—	—	(842)	(1 451)	(46 862)
Liability for share purchase commitment	(19)	—	—	—	(29)	(48)	—
Share-based compensation	—	83	—	—	—	83	—
Dividends paid on common shares	—	—	—	—	(756)	(756)	—

At December 31, 2012	19 945	579	(223)	13	18 901	39 215	1 523 057

Net earnings	—	—	—	—	3 911	3 911	—
Foreign currency translation adjustment	—	—	325	—	—	325	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $201	—	—	—	—	579	579	—

Total comprehensive income	—	—	325	—	4 490	4 815	—
Issued under share option plans	159	(32)	—	—	—	127	4 750
Issued under dividend reinvestment plan	28	—	—	—	(28)	—	—
Purchase of common shares for cancellation (note 8)	(648)	—	—	—	(1 027)	(1 675)	(49 492)
Change in liability for share purchase commitment	(89)	—	—	—	(169)	(258)	—
Share-based compensation	—	51	—	—	—	51	—
Dividends paid on common shares	—	—	—	—	(1 095)	(1 095)	—

At December 31, 2013	19 395	598	102	13	21 072	41 180	1 478 315

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    049

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2012 and the interim consolidated financial statements for the period ended March 31, 2013.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at February 3, 2014, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2012. Those accounting policies are consistent with those of the previous financial year, except as described in note 3.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2012.

             Suncor Energy Inc.
 050    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

3. ADOPTION OF NEW AND AMENDED IFRS STANDARDS

New and/or amended IFRS standards that resulted in restatements to comparative figures

Impact of the application of IFRS 11

Effective January 1, 2013, the company adopted IFRS 11 Joint Arrangements. IFRS 11 establishes a principle-based approach to accounting for joint arrangements by assessing the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements where sufficient rights and obligations are passed to the partners. As a result, two existing joint arrangements in the Refining and Marketing segment were reclassified as joint ventures, and are now being accounted for using the equity method of accounting rather than the proportionate consolidation method. This change did not have a material impact to the consolidated financial statements, but did result in the netting of revenues and expenses for these entities into Other Income, the netting of equity pick-up and cash distribution within Other in the Consolidated Statements of Cash Flows, and the company's net investment in these entities is now presented in Other Assets.

Impact of the application of IAS 19

Effective January 1, 2013, the company adopted the amendments to IAS 19 Employee Benefits. The revised standard resulted in changes to the calculation and presentation of pension interest cost, which is now calculated on the net unfunded obligation, applying the discount rate used to measure the employee benefit obligation at the beginning of the annual period. Previously, pension interest cost was net of interest income on plan assets (using the expected return on plan assets) and interest expense on the plan obligation (using the discount rate). The net pension interest expense was reclassified to Financing Expenses from Operating, Selling and General expense. The change to the pension interest cost calculation also resulted in the refundable tax accounts (RTA) being present valued, resulting in an immaterial adjustment to the Consolidated Balance Sheets noted below.

IFRS 11 and the amendments to IAS 19 have been applied retroactively, and the effects of the application of IFRS 11 and IAS 19 amendments on the comparative periods are shown in the tables below.

Adjustments to Consolidated Statements of Comprehensive Income (1):

	Three months ended December 31, 2012			Twelve months ended December 31, 2012
($ millions, increase/(decrease))	IFRS 11	IAS 19	Total	IFRS 11	IAS 19	Total

Revenues and Other Income
Operating revenues, net of royalties	(48)	—	(48)	(101)	—	(101)
Other income	1	—	1	11	—	11
Expenses
Purchases of crude oil and products	(36)	—	(36)	(54)	—	(54)
Operating, selling and general	(7)	(6)	(13)	(29)	(22)	(51)
Depreciation, depletion, amortization and impairment	(1)	—	(1)	(4)	—	(4)
Financing expenses	(3)	22	19	(3)	79	76
Income Taxes
Deferred	—	(4)	(4)	—	(14)	(14)

Net (Loss) Earnings	—	(12)	(12)	—	(43)	(43)
Actuarial gain on employee retirement benefit plans	—	12	12	—	43	43

Total Comprehensive Income	—	—	—	—	—	—

Per Common Share (dollars)
Basic	—	(0.01)	(0.01)	—	(0.03)	(0.03)
Diluted	—	(0.01)	(0.01)	—	(0.03)	(0.03)

(1)
The impact of the IAS 19 adjustments on the twelve months ended December 31, 2013 was an increase to Financing Expenses of $49 million with a corresponding actuarial gain of $36 million, net of income taxes of $13 million, resulting in a $nil impact to the Consolidated Statements of Comprehensive Income.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    051

Adjustments to Consolidated Balance Sheets:

($ millions, increase/(decrease))	Dec 31 2012

Cash and cash equivalents	(8)
Accounts receivable	(43)
Inventories	(46)
Property, plant and equipment, net	(24)
Other assets	99
Goodwill and other intangible assets	(24)
Deferred income taxes	(2)

Total assets	(48)

Short-term debt	(1)
Accounts payable and accrued liabilities	(23)
Income taxes payable	(5)
Other long-term liabilities (2)	9
Provisions	(1)
Deferred income taxes (2)	(19)
Shareholders' equity (2)	(8)

Total liabilities and shareholders' equity	(48)

(2)
At December 31, 2012, the adjustment related to IAS 19 resulted in an increase of $11 million to Other Long-Term Liabilities, offset by a decrease of $3 million and $8 million, respectively, to Deferred Income Taxes and Shareholders' Equity. The remaining adjustments relate to IFRS 11.

Adjustments to Consolidated Statements of Cash Flow:

($ millions, increase/(decrease))	Three months ended December 31, 2012	Twelve months ended December 31, 2012

Operating activities
Cash flow from operating activities before change in non-cash working capital	(7)	(12)
Decrease in non-cash working capital	8	25

Cash flow from operating activities	1	13
Cash flow from investing activities	1	1
Cash flow from financing activities	—	—

Increase in cash and cash equivalents	2	14

Other new IFRS standards

Recoverable Amount Disclosures for Non-Financial Assets

In the fourth quarter of 2013, the company early adopted amendments to IAS 36 Impairment of Assets. The amendments clarified that the recoverable amount is disclosed only when an asset or cash generating unit is impaired. The adoption of this amended standard also resulted in expanded disclosure for recoverable amounts of impaired assets that are calculated based on fair value less costs of disposal methodology, including the disclosure of the fair value measurement level input. See note 6.

             Suncor Energy Inc.
 052    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

4. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

	Three months ended December 31
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

	(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)
Revenues and Other Income
Gross revenues	2 382	1 941	1 257	1 513	6 522	6 440	26	31	10 187	9 925
Intersegment revenues	1 055	784	150	52	23	67	(1 228)	(903)	—	—
Less: Royalties	(201)	(65)	(172)	(464)	—	—	—	—	(373)	(529)

Operating revenues, net of royalties	3 236	2 660	1 235	1 101	6 545	6 507	(1 202)	(872)	9 814	9 396
Other income	54	—	310	24	11	12	5	56	380	92

	3 290	2 660	1 545	1 125	6 556	6 519	(1 197)	(816)	10 194	9 488

Expenses
Purchases of crude oil and products	199	60	159	185	5 109	5 144	(1 275)	(954)	4 192	4 435
Operating, selling and general	1 641	1 309	136	142	608	581	138	142	2 523	2 174
Transportation	181	63	30	87	71	54	(10)	(10)	272	194
Depreciation, depletion, amortization and impairment	680	2 552	915	300	149	127	31	35	1 775	3 014
Exploration	19	18	56	53	—	—	—	—	75	71
Gain on disposal of assets	—	—	—	—	(3)	(5)	—	—	(3)	(5)
Project start-up costs	2	19	—	—	—	1	—	—	2	20
Voyageur upgrader project charges	(94)	—	—	—	—	—	—	—	(94)	—
Financing expenses	37	33	7	27	3	1	406	154	453	215

	2 665	4 054	1 303	794	5 937	5 903	(710)	(633)	9 195	10 118

Earnings (Loss) before Income Taxes	625	(1 394)	242	331	619	616	(487)	(183)	999	(630)
Income Taxes
Current	121	—	343	181	245	98	(145)	(9)	564	270
Deferred	35	(357)	—	2	(84)	68	41	(39)	(8)	(326)

	156	(357)	343	183	161	166	(104)	(48)	556	(56)

Net Earnings (Loss)	469	(1 037)	(101)	148	458	450	(383)	(135)	443	(574)

Capital and Exploration Expenditures	890	1 574	390	353	445	250	48	26	1 773	2 203

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    053

	Twelve months ended December 31
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

	(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)
Revenues and Other Income
Gross revenues	9 063	8 378	5 931	5 947	26 495	26 008	109	89	41 598	40 422
Intersegment revenues	4 026	3 124	432	529	163	212	(4 621)	(3 865)	—	—
Less: Royalties	(859)	(684)	(1 146)	(1 631)	—	—	—	—	(2 005)	(2 315)

Operating revenues, net of royalties	12 230	10 818	5 217	4 845	26 658	26 220	(4 512)	(3 776)	39 593	38 107
Other income	64	20	381	71	22	38	237	290	704	419

	12 294	10 838	5 598	4 916	26 680	26 258	(4 275)	(3 486)	40 297	38 526

Expenses
Purchases of crude oil and products	460	211	568	444	20 807	20 341	(4 542)	(3 949)	17 293	17 047
Operating, selling and general	5 837	5 365	676	795	2 307	2 249	627	488	9 447	8 897
Transportation	482	337	127	182	278	204	(42)	(38)	845	685
Depreciation, depletion, amortization and impairment	2 439	3 964	1 804	1 857	530	464	119	161	4 892	6 446
Exploration	115	71	207	238	—	—	—	—	322	309
Gain on disposal of assets	—	(29)	(130)	(1)	(7)	(13)	—	(1)	(137)	(44)
Project start-up costs	15	57	—	—	—	3	—	—	15	60
Voyageur upgrader project charges	82	—	—	—	—	—	—	—	82	—
Financing expenses (income)	135	127	33	81	5	2	989	(68)	1 162	142

	9 565	10 103	3 285	3 596	23 920	23 250	(2 849)	(3 407)	33 921	33 542

Earnings (Loss) before Income Taxes	2 729	735	2 313	1 320	2 760	3 008	(1 426)	(79)	6 376	4 984
Income Taxes
Current	331	1	1 443	1 154	674	342	(365)	18	2 083	1 515
Deferred	358	266	(130)	28	64	529	90	(94)	382	729

	689	267	1 313	1 182	738	871	(275)	(76)	2 465	2 244

Net Earnings (Loss)	2 040	468	1 000	138	2 022	2 137	(1 151)	(3)	3 911	2 740

Capital and Exploration Expenditures	4 311	4 957	1 483	1 261	890	644	93	95	6 777	6 957

             Suncor Energy Inc.
 054    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

5. OTHER INCOME

Other income consists of the following:

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Energy trading activities
Change in fair value of contracts	(47)	85	176	246
Gains (losses) on inventory valuation	41	(34)	15	(13)
Risk management activities	(1)	—	(18)	1
Risk mitigation and insurance proceeds	334	—	342	27
Investment and interest income	28	26	85	91
Renewable energy grants	10	14	47	59
Change in value of pipeline commitments and other	15	1	57	8

	380	92	704	419

6. ASSET IMPAIRMENT

Asset impairments during the period are as follows. All impairments and impairment reversals were recorded as part of Depreciation, Depletion, Amortization and Impairment expense.

Oil Sands

Voyageur upgrader project

In the first quarter of 2013, the company acquired Total E&P Canada Ltd.'s (Total E&P) interest in the Voyageur Upgrader Limited Partnership (VULP) for $515 million and gained full control over the partnership assets, including a hot bitumen blending facility, storage tanks and a camp. Subsequently, the company announced that it was not proceeding with the upgrading portion of the project, and an after-tax charge to net earnings of $127 million was recorded during the three months ended March 31, 2013, which represented the expected cost of not proceeding with the project, including costs related to the acceleration of certain reclamation activities and contract cancellation costs.

In the fourth quarter of 2013, the company recorded a favourable after-tax adjustment of $69 million to reduce the previously estimated costs of not proceeding with the Voyageur upgrader project due to an acceleration of project closure activities and a redeployment of resources.

In the fourth quarter of 2012, the company recognized after-tax impairment charges of $1.487 billion related to its 51% interest in the Voyageur upgrader project. As a result of the challenging economic outlook for the Voyageur upgrader project, an impairment test was performed at December 31, 2012, using a fair value less costs of disposal methodology. A risk-adjusted discount rate of 10% was used to perform the calculation.

Exploration and Production

Libya

Political unrest in Libya resulted in the closure of export terminal operations at certain Libyan seaports in late July 2013 and production was essentially shut-in for the last five months of 2013. As a result, the company performed an impairment test on its Libyan assets using a value-in-use methodology to determine the recoverable amount, and an after-tax impairment charge of $101 million was recognized in the fourth quarter of 2013 and charged against Property, Plant and Equipment.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    055

The impairment test used an expected cash flow approach based on 2013 year-end reserves data with a risk-adjusted discount rate of 17% to reflect uncertainty related to continued political unrest in the region, with three scenarios representing i) future cash flows based on the 2013 year-end reserve information, ii) future operations incorporating the company's strategic growth plan, and iii) suspension of all activity at the end of 2014. The first two scenarios were equally weighted at 45% each and the final scenario was assigned a weighting of 10% based on the company's best estimates. All scenarios incorporated the restart of production on April 1, 2014.

The calculation of the recoverable amount is sensitive to the likelihood and timing of production restart, the discount rate, and prices. A three-month delay in the resumption of production restart would impact after-tax earnings by approximately $50 million. A 2% change in discount rate would impact after-tax earnings by approximately $80 million. A 5% change in price would impact after-tax earnings by approximately $75 million.

The remaining carrying value of the company's net assets in Libya as at December 31, 2013 was approximately $570 million.

Syria

Since December 2011, the company's operations in Syria and its contractual obligations have been suspended under a period of force majeure due to political unrest and international sanctions affecting that country. As there has been no resolution of the political situation and increasing uncertainty with respect to the company's return to operations in the country, during the fourth quarter of 2013, the company impaired the remaining carrying value of its Syrian property, plant and equipment and working capital, resulting in an after-tax impairment charge of $422 million. In conjunction with the write-down, the company recognized $300 million ($223 million after-tax) of risk mitigation proceeds in Other Income that had been received in the fourth quarter of 2012. These proceeds are subject to a provisional repayment should the company recover any or all of its investment in Syria.

In the second quarter of 2012, the company recognized after-tax impairment charges and a bad debt provision of $694 million related to its Syrian assets. An impairment test was performed since there was no resolution to the political situation and international sanctions continued to affect the country. The impairment losses were charged against Property, Plant and Equipment ($604 million) and other current assets ($23 million). The company also recognized a bad debt provision for the remainder of its Syrian receivables ($67 million).

In the fourth quarter of 2012, a valuation assessment was performed. After receipt of the $300 million of risk mitigation proceeds, an impairment reversal of $177 million was recorded.

Other

In the fourth quarter of 2013, the company recognized an after-tax impairment charge of $40 million to reflect the recoverable amount of its unconventional oil properties in the Wilson Creek area of central Alberta. The recoverable amount was determined using a fair value less costs of disposal methodology, with the expected cash flow approach based on 2013 year-end reserves information and a risk-adjusted discount rate of 10%. The inputs used in the valuation methodology are considered fair value Level 3 inputs as certain key assumptions are not based on observable market data but, rather, management's best estimate.

In the fourth quarter of 2012, the company recognized an after-tax impairment charge of $65 million related primarily to certain East Coast Canada exploration and evaluation assets as well as natural gas Arctic land leases as a result of future development uncertainty. In addition, the company also recognized an after-tax impairment charge of $63 million related to certain natural gas properties due to a decline in price forecasts.

             Suncor Energy Inc.
 056    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

7. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

Equity-settled plans	9	5	51	83
Cash-settled plans	79	39	341	269

	88	44	392	352

8. NORMAL COURSE ISSUER BID

On August 5, 2013, the company commenced a new normal course issuer bid (the 2013 NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2013 NCIB, the company is permitted to purchase for cancellation up to approximately $1.8 billion worth of its common shares between August 5, 2013 and August 4, 2014, of which the company has repurchased a total of 24.4 million common shares for a total consideration of $893 million as at December 31, 2013.

During the twelve months ended December 31, 2013, the company purchased 49.5 million (2012 – 46.9 million) common shares for total consideration of $1,675 million (2012 – $1,451 million). Of the amount recognized, $648 million (2012 – $609 million, net of $1.3 million options premiums) was charged to share capital and $1,027 million (2012 – $842 million) to retained earnings.

The company has also recorded a liability of $306 million for share purchases that may take place during its internal blackout period under an automatic repurchase plan agreement with an independent broker. Of the liability recognized, $108 million was charged to share capital and $198 million to retained earnings.

9. FINANCING EXPENSES

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Interest on debt	178	152	703	640
Capitalized interest	(98)	(143)	(397)	(587)

Interest expense	80	9	306	53
Interest on pension and other post-retirement benefits	17	22	68	79
Accretion	44	45	192	182
Foreign exchange loss (gain) on U.S. dollar denominated debt	304	91	605	(181)
Foreign exchange and other	8	48	(9)	9

	453	215	1 162	142

10. INCOME TAXES

In the second quarter of 2012, the Ontario government substantively enacted legislation to freeze the general corporate income tax rate at the current 11.5% instead of the planned reduction to 10%. Accordingly, the company recognized an increase in deferred tax expense of $88 million related to the revaluation of deferred income tax balances.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    057

11. EARNINGS (LOSS) PER COMMON SHARE

	Three months ended December 31		Twelve months ended December 31
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Net earnings (loss)	443	(574)	3 911	2 740
Dilutive impact of accounting for awards as equity-settled (1)	—	—	—	(7)

Net earnings (loss) – diluted	443	(574)	3 911	2 733

(millions of common shares)
Weighted average number of common shares	1 484	1 529	1 501	1 545
Dilutive securities:
Effect of share options	2	—	1	4

Weighted average number of diluted common shares	1 486	1 529	1 502	1 549

(dollars per common share)
Basic earnings (loss) per share	0.30	(0.38)	2.61	1.77
Diluted earnings (loss) per share	0.30	(0.38)	2.60	1.76

(1)
Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have the most dilutive impact for the twelve months ended December 31, 2012.

12. PROVISIONS

During the fourth quarter of 2013, there was a net increase in provisions of $249 million, which was primarily due to a $677 million increase to the decommissioning and restoration provision mainly as a result of increases to estimates, partially offset by a decrease of $300 million related to the recognition of risk mitigation proceeds to earnings and a decrease of $76 million related to the divestiture of one of the company's pipeline commitments.

For the twelve months ended December 31, 2013, there was a net decrease to provisions of $712 million, which was primarily due to the sale of a significant portion of the company's natural gas business in Western Canada ($714 million) (note 16), the recognition of risk mitigation proceeds to earnings ($300 million), and a decrease of $76 million related to the divestiture of one of the company's pipeline commitments. This was partially offset by a net increase of $262 million to the decommissioning and restoration provision as a result of changes to estimates and new disturbances, including an increase of $132 million as a result of acquiring the remaining 49% interest of the Voyageur partnership assets and accelerating the timing of certain reclamation activities due to the Voyageur upgrader project not proceeding.

13. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

In the fourth quarter of 2013 and for the twelve months ended December 31, 2013, an after-tax actuarial gain of $226 million and $579 million, respectively, was recorded based on the most recent actuarial valuation of the company's pension and other post-retirement benefit plans. A corresponding decrease was recorded in Other Long-Term Liabilities.

             Suncor Energy Inc.
 058    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

14. FINANCIAL INSTRUMENTS

Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at December 31, 2013.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	137	88	—	225
Accounts payable	(165)	(199)	—	(364)

	(28)	(111)	—	(139)

During the fourth quarter of 2013 and for the twelve months ended December 31, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and a $4 million (net accounts payable) and $1 million (net accounts receivable), respectively, transfer out of Level 3 and into Level 2 fair value measurements.

At December 31, 2013, the carrying value of fixed-term debt accounted for under amortized cost was $9.6 billion and the fair value was $11.2 billion. The estimated fair value of long-term debt is based on pricing sourced from market data.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet. As at December 31, 2013, the net accounts (payable) receivable and derivative financial instrument was $(3) million (December 31, 2012 – $122 million), comprised of gross asset of $3,317 million (December 31, 2012 – $3,007 million) and gross liability of $3,320 million (December 31, 2012 – $2,885 million).

15. VOYAGEUR UPGRADER PROJECT

Effective March 27, 2013, the company acquired Total E&P's interest in VULP for $515 million and gained full control over the partnership assets. The transaction was accounted for as a business combination.

Management applies judgment in determining whether an acquisition meets the definition of a business combination or an asset purchase. When a transaction meets the definition of a business combination, the acquired identifiable assets and assumed liabilities, including contingent liabilities, are measured and recognized at their fair value on the date of the acquisition, including tax assets and liabilities. Associated transaction costs are expensed when occurred.

As VULP was in the development stage and therefore had no revenues and the majority of costs were capitalized, no significant net earnings were generated.

The preliminary allocation of the purchase price was based on current best estimates by the company. The completion of the purchase price allocation may result in further adjustment to the carrying value of the recorded assets and liabilities acquired.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    059

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition are summarized below:

($ millions)

Total purchase price	515

Preliminary allocation of purchase price:
Property, plant and equipment	374
Deferred income taxes	312
Decommissioning and restoration provisions	(81)
Contracts and liabilities acquired	(90)

Net assets acquired	515

The fair value attributed to the property, plant and equipment acquired was based on an expected future cash flow approach for assets expected to be retained, with a risk adjusted discount rate of 10%. For assets expected to be sold, the fair value was determined based on management's best estimate of the recoverable amount.

The fair value of the decommissioning and restoration provisions was determined based on management's best estimate of the costs to complete the reclamation activities, the timing of cash outflows, method of reclamation, the discount rate and management's anticipated use of the area in the future.

16. SALE OF NATURAL GAS BUSINESS

In the third quarter of 2013, the company completed the previously announced sale of a significant portion of its natural gas business in Western Canada for proceeds of $1.0 billion before closing adjustments and other closing costs. The sale of these assets resulted in an after-tax gain of $130 million in its Exploration and Production segment.

17. FORT HILLS PROJECT SANCTION

On October 30, 2013, the co-owners of Fort Hills announced project sanction. As a result, the accumulated capital costs in exploration and evaluation assets were transferred to property, plant and equipment and an impairment test was required in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. A fair value less costs of disposal methodology was used to determine the recoverable amount and, as it exceeded the carrying amount, no impairment was recorded. Key assumptions used in the calculation of the recoverable amount were bitumen price, future capital costs and discount rate. The assumptions used by management to calculate the recoverable amount may change. Changes in these assumptions will have an impact on the recoverable amount and may result in impairment.

For purposes of calculating the recoverable amount at the date of sanction, the company applied a risk-adjusted discount rate of 8%, assumed bitumen price of $64 per barrel at first oil in 2017, escalated at an average of 2% per annum thereafter for the remaining life of the mine, and go forward capital costs of $5.5 billion.

A 1% increase in discount rate would have resulted in a decrease to the recoverable amount of $1.0 billion. Bitumen prices were based on third-party published price curves adjusted for the company's view on long-term pricing economics and marketing information. A 5% decrease in prices would have resulted in a decrease to the recoverable amount of $800 million. Future capital costs of the mine are derived from company experience and adjusted for specific attributes of the project and expected cost-savings due to new technologies. A 15% increase to this estimate (over the construction period) would have resulted in a decrease to the recoverable amount of $700 million.

             Suncor Energy Inc.
 060    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

18. COMMITMENTS

During the twelve months ended December 31, 2013, the company entered into various agreements totaling approximately $1.7 billion over the next 25 years related to pipeline capacity agreements to support third-party diluent imports, and logistics and storage agreements to support the company's market access for transporting inland crudes to the Montreal refinery, coastal markets and the Gulf Coast.

19. SUBSEQUENT EVENT

On February 3, 2014, the company's Board of Directors approved a 15% increase to the company's quarterly dividend to $0.23 per common share beginning in the first quarter of 2014. The Board of Directors also approved up to an additional $1 billion worth of common shares to be purchased, subject to regulatory approval.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    061

Quarterly Operating Summary
(unaudited)

	Three months ended					Twelve months ended

Oil Sands Operations	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Dec 31 2013	Dec 31 2012

Total Production (mbbls/d)	446.5	423.6	309.4	389.0	378.7	392.5	359.2

Excluding Syncrude
Production
Total (mbbls/d)	409.6	396.4	276.6	357.8	342.8	360.5	324.8
Firebag (mbbls/d of bitumen)	154.1	152.7	129.3	137.0	123.4	143.4	104.0
MacKay River (mbbls/d of bitumen)	28.3	29.2	28.2	28.5	27.9	28.5	27.0
Sales (mbbls/d)
Light sweet crude oil	103.2	99.0	51.0	112.7	82.3	91.5	93.8
Diesel	27.5	28.6	28.7	9.0	9.7	23.5	24.5
Light sour crude oil	166.1	159.9	147.9	190.6	174.4	166.0	161.1
Bitumen	115.0	84.3	56.4	47.1	57.3	76.0	44.5

Total sales	411.8	371.8	284.0	359.4	323.7	357.0	323.9

Average sales price (1) (dollars per barrel)
Light sweet crude oil	88.06	110.80	99.45	95.24	90.76	97.98	91.17
Other (diesel, light sour crude oil and bitumen)	66.15	93.92	80.79	70.72	70.79	77.62	77.83
Total	71.64	98.42	84.14	78.41	75.87	82.83	81.69

Operating costs (dollars per barrel)
Cash costs	33.90	30.30	42.75	31.95	35.20	34.10	35.15
Natural gas	2.95	2.30	3.80	2.85	2.80	2.90	1.90

Cash operating costs (2)	36.85	32.60	46.55	34.80	38.00	37.00	37.05
Project start-up costs	0.05	0.05	0.15	0.05	0.60	0.05	0.50

Total cash operating costs	36.90	32.65	46.70	34.85	38.60	37.05	37.55
Depreciation, depletion and amortization	15.65	16.35	20.25	15.10	15.75	16.60	14.90

Total operating costs (3)	52.55	49.00	66.95	49.95	54.35	53.65	52.45

Operating costs – In situ bitumen production only (dollars per barrel)
Cash costs	12.05	11.00	10.90	11.40	11.90	11.35	15.50
Natural gas	5.45	4.15	5.80	5.40	5.20	5.15	3.90

Cash operating costs (2)	17.50	15.15	16.70	16.80	17.10	16.50	19.40
Project start-up costs	0.05	0.10	0.30	0.10	1.00	0.15	0.25

Total cash operating costs	17.55	15.25	17.00	16.90	18.10	16.65	19.65
Depreciation, depletion and amortization	12.80	14.45	11.90	10.40	12.40	12.45	11.40

Total operating costs (3)	30.35	29.70	28.90	27.30	30.50	29.10	31.05

Syncrude
Production (mbbls/d)	36.9	27.2	32.8	31.2	35.9	32.0	34.4

Average sales price (1) (dollars per barrel)	92.26	113.57	100.92	95.51	90.90	99.82	92.69

Operating costs* (dollars per barrel)
Cash costs	38.20	48.90	40.95	40.45	37.60	41.75	38.10
Natural gas	1.45	1.25	1.50	1.60	1.60	1.45	1.20

Cash operating costs (2)	39.65	50.15	42.45	42.05	39.20	43.20	39.30
Project start-up costs	0.10	0.50	0.50	0.25	—	0.35	—

Total cash operating costs	39.75	50.65	42.95	42.30	39.20	43.55	39.30
Depreciation, depletion and amortization	19.35	19.25	17.80	20.75	16.90	19.25	15.55

Total operating costs (3)	59.10	69.90	60.75	63.05	56.10	62.80	54.85

See accompanying footnotes and definitions to the quarterly operating summaries.

             Suncor Energy Inc.
 062    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended

Exploration and Production	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Dec 31 2013	Dec 31 2012

Total Production (mboe/d)	111.6	171.4	190.7	207.1	177.8	169.9	189.9
Total Average Sales Price (1) (dollars per barrel)	111.99	88.74	84.28	90.67	83.87	91.44	84.05

North America Onshore
Production
Natural gas (mmcf/d)	17	238	251	263	264	192	290
Natural gas liquids and crude oil (mbbls/d)	1.6	5.8	6.2	7.6	5.9	5.3	5.6
Total production (mmcfe/d)	27	273	289	309	299	224	323

Average sales price (1)
Natural gas (dollars per mcf)	3.65	2.68	3.46	3.02	2.96	3.42	2.17
Natural gas liquids and crude oil (dollars per barrel)	76.71	83.75	78.61	82.77	71.43	81.34	76.93

East Coast Canada
Production (mbbls/d)
Terra Nova	5.6	20.5	16.8	14.2	2.2	14.2	8.8
Hibernia	25.8	28.8	25.7	27.8	29.1	27.1	26.1
White Rose	14.9	13.1	15.3	16.4	17.0	14.9	11.6

	46.3	62.4	57.8	58.4	48.3	56.2	46.5

Average sales price (1) (dollars per barrel)	116.48	116.94	103.68	112.57	108.37	112.39	112.15

International
Production (mboe/d)
North Sea
Buzzard	59.8	50.4	57.8	55.3	35.3	55.8	48.0
Other International
Libya	1.0	13.1	27.0	41.9	44.4	20.6	41.5
Syria	—	—	—	—	—	—	—

	60.8	63.5	84.8	97.2	79.7	76.4	89.5

Average sales price (1) (dollars per boe)
Buzzard	108.53	111.00	99.77	110.94	104.19	107.44	106.12
Other International***	—	—	104.21	110.36	108.05	107.94	110.65

See accompanying footnotes and definitions to the quarterly operating summaries.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    063

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended

Refining and Marketing	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Dec 31 2013	Dec 31 2012

Eastern North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	19.1	19.9	15.4	19.4	19.6	18.4	19.8
Distillate	13.0	12.1	18.1	13.5	13.4	14.2	12.0

Total transportation fuel sales	32.1	32.0	33.5	32.9	33.0	32.6	31.8
Petrochemicals	2.0	1.8	2.4	1.8	1.8	2.0	2.0
Asphalt	2.4	4.1	2.2	1.6	2.3	2.6	2.4
Other	3.1	4.4	5.2	5.3	5.2	4.5	5.4

Total refined product sales	39.6	42.3	43.3	41.6	42.3	41.7	41.6

Crude oil supply and refining
Processed at refineries (mbbls/d)	182.4	206.9	212.1	205.7	202.3	201.7	197.7
Utilization of refining capacity (%)	82	93	96	93	91	91	89

Western North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	20.9	22.2	20.4	20.0	20.3	20.9	20.4
Distillate	19.3	20.6	16.3	20.6	20.5	19.2	19.0

Total transportation fuel sales	40.2	42.8	36.7	40.6	40.8	40.1	39.4
Asphalt	1.9	2.3	1.9	1.4	1.5	1.9	1.6
Other	2.3	3.0	2.7	2.6	2.4	2.7	3.0

Total refined product sales	44.4	48.1	41.3	44.6	44.7	44.7	44.0

Crude oil supply and refining
Processed at refineries (mbbls/d)	236.6	241.9	202.4	237.3	234.7	229.6	233.7
Utilization of refining capacity (%)**	99	102	85	100	101	96	100

Total utilization of refining capacity (%)**	91	98	90	96	96	94	95

See accompanying footnotes and definitions to the quarterly operating summaries.

             Suncor Energy Inc.
 064    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended

Netbacks	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Dec 31 2013	Dec 31 2012

North America Onshore (dollars per mcfe)
Average price realized (3)	8.86	4.62	5.58	4.89	4.65	5.07	3.97
Royalties	(0.52)	(0.37)	(0.49)	(0.58)	(0.38)	(0.54)	(0.27)
Transportation costs	(1.94)	(0.34)	(0.28)	(0.23)	(0.27)	(0.33)	(0.31)
Operating costs	(1.75)	(1.84)	(1.82)	(1.43)	(1.39)	(1.69)	(1.51)

Operating netback	4.65	2.07	2.99	2.65	2.61	2.51	1.88

East Coast Canada (dollars per barrel)
Average price realized (3)	118.83	118.24	105.83	114.32	110.69	114.25	114.46
Royalties	(32.77)	(30.23)	(23.70)	(26.61)	(27.17)	(28.16)	(33.40)
Transportation costs	(2.35)	(1.30)	(2.15)	(1.75)	(2.32)	(1.86)	(2.31)
Operating costs	(15.90)	(9.46)	(11.44)	(9.05)	(12.00)	(11.21)	(13.57)

Operating netback	67.81	77.25	68.54	76.91	69.20	73.02	65.18

North Sea – Buzzard (dollars per barrel)
Average price realized (3)	111.43	113.30	102.17	113.33	106.62	109.95	108.46
Transportation costs	(2.90)	(2.30)	(2.40)	(2.39)	(2.43)	(2.51)	(2.34)
Operating costs	(4.94)	(7.64)	(6.29)	(5.80)	(10.71)	(5.94)	(6.38)

Operating netback	103.59	103.36	93.48	105.14	93.48	101.50	99.74

Other International (dollars per boe)***
Average price realized (3)	—	—	104.62	110.69	108.34	108.30	110.99
Royalties	—	—	(79.56)	(41.81)	(81.09)	(56.70)	(66.93)
Transportation costs	—	—	(0.41)	(0.33)	(0.29)	(0.36)	(0.34)
Operating costs	—	—	(3.47)	(3.34)	(1.97)	(3.39)	(1.94)

Operating netback	—	—	21.18	65.21	24.99	47.85	41.78

See accompanying footnotes and definitions to the quarterly operating summaries.

Suncor Energy Inc.
                                                                                                                                       2013 Fourth Quarter    065

Quarterly Operating Summary (continued)

Non-GAAP Financial Measures

Certain financial measures referred to in the Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash and total operating costs per barrel and netback data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Average sales price	–	This is calculated before royalties (where applicable) and net of related transportation costs.
(2) Cash operating costs	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and non-production costs), and including operating revenues associated with excess power from cogeneration units.
(3) Average price realized	–	This is calculated before transportation costs and royalties.

Explanatory Notes

*	Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing operations of each company as well as their respective accounting policy choices.
**	As of January 1, 2013, the Edmonton refinery's nameplate capacity increased to 140 mbbls/d. Comparative utilization percentages have not been restated.
***	During the second half of 2013, no sales were recorded in Libya as there were no liftings during the period due to continued political unrest.

Abbreviations

mbbls/d	– thousands of barrels per day
mcf	– thousands of cubic feet
mcfe	– thousands of cubic feet equivalent
mmcf/d	– millions of cubic feet per day
mmcfe/d	– millions of cubic feet equivalent per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe/d	– thousands of barrels of oil equivalent per day
m3/d	– cubic metres per day

Metric conversion

Crude oil, refined products, etc.	1m3 (cubic metre) = approx. 6.29 barrels

             Suncor Energy Inc.
 066    2013 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Suncor Energy Inc.
150 - 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3
 T: 403-296-8000

suncor.com

QuickLinks

  EXHIBIT 99.1
Fourth Quarter 2013 report to shareholders for the period ended December 31, 2013